ICO, INC. 2006 ANNUAL REPORT



Revenues were $324.3 million and volumes grew 9%

Income from continuing operations was $13.5 million an increase of 169%

2006 HIGHLIGHTS

During 2006, we opened a new facility in Brisbane, Australia. We expanded our Bayshore Industrial facility in LaPorte, Texas, increasing capacity there by approximately 10%. Our Board of Directors approved establishing an operation in Dubai, and expanding our operating facility in Malaysia. The Malaysian expansion will essentially double its productive capacity. We believe the returns on these investments will be very satisfactory. Both the Dubai facility and the Malaysian expansion should be operational sometime in fiscal year 2007.

Investment in our business includes substantial investment in working capital including inventory, accounts receivable and accounts payable. We believe we can make substantial improvement in how effectively we manage working capital, and we intend to do so over the next 12-24 months.

People: "People are our most important asset" is not just a phrase at ICO. Attracting and motivating the right people for ICO is our most significant challenge. We know that in order to grow our business we need talented, dedicated people in all facets of our business. We invest in training our people and helping them grow. We also have fair and reasonable rewards for performance and good execution.

Sound corporate governance committed to growing shareholder value: We pride ourselves on having a strong corporate governance environment. Furthermore, we believe our managers are appropriately motivated through incentive and other compensation plans, and are well aligned with the owners of the business.

During the first quarter of fiscal year 2007, we repurchased approximately 85% of our Preferred Stock at a price which we believe was attractive. We closed a new financing facility in the United States that provides up to $45 million in credit on attractive terms, an increase of $20 million over the previous facility. We also settled an environmental dispute with National Oilwell Varco relating to our sale of the oilfield service operations in fiscal year 2002.

Confidence: We begin 2007 with confidence in our team and our position in the market. We will remain focused on providing quality products and services, and assisting our customers in product development. Resin prices will rise and fall, and our customer orders will vary accordingly, but over the course of the year, we're expecting a sustainable growth in our business worldwide.

In closing, we extend our sincere appreciation to our customers, suppliers, and employees for all their efforts in 2006. We look forward to working together in 2007.

A. John Knapp Jr.
President & Chief Executive Officer


STAYING AHEAD
2006 annual report

TO OUR SHAREHOLDERS, EMPLOYEES, AND OTHER STAKEHOLDERS:

FISCAL YEAR 2006 WAS A VERY STRONG YEAR FOR ICO. OUR VOLUMES AND REVENUES GREW 9%, AND OUR OPERATING RESULTS IMPROVED DRAMATICALLY. WE ARE OPTIMISTIC THAT WE CAN CONTINUE TO GROW IN 2007 AND BEYOND.

Focus: We continue to focus our efforts throughout the globe on reaching customers that need assistance with new product development or solutions to manufacturing or technical challenges, and who can leverage our global platform. We count among our customers many of the major multi-national firms involved in the polymers business. We also have many specialty customers who offer unique, leading edge products. We strive to support these customers by providing them with products or services that help them succeed. In other words, we focus on customers and innovative solutions.

Operating results: We put effort into controlling our costs, so that an increase in volumes, combined with operating leverage, will produce very attractive incremental profitability. To illustrate, in fiscal year 2006: we grew volumes 9% and our gross profit increased 18%, while operating income improved 160% to $21.3 million.

Suppliers: We buy from the producers of high quality resins throughout the world, and we work hard to maintain and enhance the relationships with these suppliers. They are our partners.

Investment: We seek to invest in state-of-the-art equipment that improves our productivity and increases productive capacity in existing markets, we invest in new markets with attractive growth characteristics, and we will continue to seek such opportunities. Importantly, we strive to allocate capital within our business to the highest return opportunities. In the long run, this is how we will create value for our shareholders.





ICO IS THE GLOBAL PROVIDER OF POLYMER COMPOUNDING, SIZE REDUCTION AND SPECIALTY SERVICES

OUR GLOBAL FOCUS

WITH 19 LOCATIONS IN 10 COUNTRIES, ICO REMAINS COMMITTED TO STAYING AHEAD THROUGH INNOVATION, QUALITY AND RESEARCH AND DEVELOPMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2006
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number 0 -10068

ICO, INC.

(Exact name of registrant as specified in its charter)

TEXAS	**76-0566682**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1811 Bering Drive, Suite 200 **Houston, Texas**	**77057**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (713) 351-4100
Securities registered pursuant to Section 12(b) of the Act: Common Stock, no par value.

Securities registered pursuant to Section 12(g) of the Act: Preferred Stock, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ___ **No** ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ___ **No** ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒
No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ **Accelerated filer** ☒ **Non-accelerated filer** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ **No** ☒

The aggregate market value of common equity held by non-affiliates of the Registrant
as of March 31, 2006 was $119,720,000.

The number of shares outstanding of the registrant's Common Stock
as of December 1, 2006: Common Stock, no par value- 25,824,258

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the Registrant's 2007 Annual Meeting of Shareholders are incorporated by reference in Part III of this Form 10-K. Such definitive proxy statement or the information to be so incorporated will be filed with the Securities and Exchange Commission not later than 120 days subsequent to September 30, 2006.

ICO, INC.

2006 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

PART I

Item 1. Business

General

ICO, Inc. (together with its subsidiaries "the Company") was incorporated in 1978 under the laws of the state of Texas. The Company manufactures specialty resins and concentrates and provides specialized polymers processing services. The specialty resins manufactured by the Company are typically produced into a powder form. Concentrates produced by the Company generally are mixed by customers with base polymer film resins to give plastic films desired characteristics, and to reduce customers' raw material costs. Concentrates are polymers loaded with high levels of chemical and organic additives that are melt blended into base resins to give plastic films and other finished products desired physical properties. The Company also provides toll processing services including ambient grinding, jet milling, compounding and ancillary services for polymer resins produced in pellet form as well as other material. These products and services are provided through our 18 operating facilities located in 9 countries in North America, Europe, Australasia and South America. The Company's customers include major chemical companies, polymer production affiliates of major oil exploration and production companies, and manufacturers of plastic products.

Manufacturing Capabilities

The Company's manufacturing capabilities include size reduction, compounding and related services. These services are an intermediate step between the production of polymer resins and the manufacture of a wide variety of products such as toys, water tanks, paint, garbage bags, plastic film or other polymer products. The Company's manufacturing processes are used to produce powders for sale by the Company, for toll processing services and to manufacture concentrates.

Size reduction. Size reduction is a grinding process whereby polymer resins produced by chemical manufacturers in pellet form are reduced to a powder form. The majority of the Company's size reduction services involve ambient grinding, a mechanical attrition milling process suitable for products which do not require ultrafine particle size and are not highly heat sensitive. The Company also provides jet milling services used for products requiring very fine particle size such as additives for printing ink, adhesives, waxes and cosmetics. Jet milling uses high velocity compressed air to reduce materials to sizes between 0.5 and 150 microns. For materials with special thermal characteristics (such as heat sensitive materials), the Company provides cryogenic milling services, which use liquid nitrogen to chill materials to extremely low temperatures.

The Company primarily processes polyethylene. Other materials processed include polyester, polypropylene, nylon, fluorocarbons, cellulose acetates, vinyls, phenolics, polyurethane, acrylics, epoxies, and waxes.

Compounding. Compounding is an extrusion process whereby plastics and other additives are melt blended together to form an alloy resin. Often times the Company compounds material in conjunction with providing size reduction services (typically using an ambient grinding process). For example, the Company serves many customers by purchasing natural colored resin, compounding certain additives into the resin, and then grinding the resulting pellet into a powder form. The additives compounded into the base resins are determined by the end products to be manufactured by the customer. Compounding is performed within substantially all of the Company's facilities.

Manufacturing concentrates is a specialized form of compounding. Bayshore Industrial, the Company's largest concentrate manufacturing operation, is located in La Porte, Texas. Bayshore produces concentrates for the plastic film industry. The Company also has a smaller concentrate manufacturing operation, located in Oyonnax, France, which provides high quality color matching and color compounding services for the injection molding industry. The Company's concentrate manufacturing operations involve the formulation and production of highly concentrated compounds of additives that are then combined (by the Company or by others) with polymer resins to produce materials having specifically desired characteristics, such as anti-blocking (to prevent plastic film or sheets from sticking together), flame-retardance, color, ultraviolet stabilization, impact and tear resistance, or adhesion. The Company's concentrates are produced to the detailed specifications of customers. These customers are typically resin producers or companies that produce plastic films. The concentrate manufacturing process requires the combination of up to 25 different additives or fillers in precise proportions. To be approved as the manufacturer of such concentrates, the Company must satisfy rigorous qualification procedures imposed by customers on a product-by-product basis. The Company works closely with its concentrate customers to research, develop and test the formulations necessary to create the desired characteristics of the concentrates to be produced. Such concentrates are produced in batches which may range from as little as five pounds for a lab sample to as large as four million pounds.

Other Manufacturing Services. The Company also offers its customers ancillary polymer processing services in connection with size reduction and compounding services. These ancillary services include dry blending and mixing of plastics and other additives, granulating, packaging and warehousing.

Facilities. The Company operates seven facilities in the United States, six in Europe (located in The Netherlands, England, Italy, and France), four in Australasia (located in New Zealand, Australia and Malaysia) and one in Brazil. Almost all of these operations provide toll processing services, sell products into their markets and are able to compound materials.

During the first quarter of fiscal 2007, the Company entered into a lease agreement for a production facility in Dubai, UAE. This facility will provide size reduction and compounding services to the rotational molding industry in the region.

Products and Services

Product Sales. The powders produced by the Company in its manufacturing operations are most often used to manufacture household items (such as toys, household furniture and trash receptacles), automobile parts, agricultural products (such as fertilizer and water tanks), paint and metal and fabric coatings. Currently, the largest powder sales markets of the Company include Western Europe, Australia, New Zealand, Malaysia, the United States and Brazil. The Company also exports its powders into Africa, the Middle East, and Asia. The Company generally procures the raw materials for its own account and adds value using its own formulations and processes to produce powders. The Company usually performs both size reduction and compounding to produce its finished products.

The Company's concentrate products are primarily used by third parties to produce plastic films. These products are mostly sold throughout North America. The Company's small operation in Oyonnax, France provides high quality color concentrates to the injection molding industry in France.

Toll Processing Services. Toll processing services involve processing customer-owned raw materials, rather than Company-owned raw materials. These toll processing services include size reduction, compounding and related services such as granulating and blending on a service fee basis.

Customers and Pricing

The primary customers of the Company's polymers processing business are large producers of polymers (which include major chemical companies and polymers production affiliates of major oil production companies) and end users such as rotational molders. No single customer accounted for more than 10% of worldwide sales during fiscal years 2006, 2005 or 2004. The Company has long-term contract arrangements with many polymers processing customers whereby it has agreed to process or manufacture certain polymer products for a single or multi-year term at an agreed-upon fee structure.

The rotational molding industry is one of the Company's more important target markets. The Company provides a significant portion of its size reduction toll processing services to customers that are either rotational molders or that supply the rotational molding industry. Additionally, many of the polymer powders manufactured by the Company are supplied to the rotational molding industry. Rotational molding produces plastic products by melting pre-measured plastic powder in molds which are heated in an oven while being rotated. The melting resin adheres to the hot mold and evenly coats the mold's surface. This process offers design advantages over other molding processes, such as injection molding, because assembly of multiple parts is unnecessary, consistent wall thickness in the finished product can be maintained, tooling is less expensive, and molds do not need to be designed to withstand the high pressures inherent in other forms of molding. Examples of end products which are rotationally molded include agricultural tanks, toys and small recreational watercraft.

Other target markets include producers of automotive carpet backing, paint, waxes, and metal and fabric coatings.

The Company is also a major supplier of concentrates to the plastic film industry in North America. The concentrates manufactured by the Company are melt-blended into base resins to produce plastic film having the desired characteristics. The Company sells concentrates to both resin producers and to businesses that manufacture plastic films.

The Company provides value-added polymer processing services to customers. The Company often purchases and takes into inventory the raw materials necessary to manufacture products sold to customers. The Company seeks to minimize the risk of price fluctuations in raw materials and other supplies by maintaining relatively short order cycles; however, maintaining raw materials and finished goods inventory exposes the Company to an increased risk of price fluctuations (see "Raw Materials").

Sales and Marketing

The Company markets its products and services through a sales force of employees. These sales people are responsible for in-depth customer contact and are required to be technically knowledgeable and have an understanding of the markets they serve.

Competition

The specialty polymers processing business is highly competitive. Competition is based principally on price, quality of service, manufacturing technology, proximity to markets, timely delivery and customer service and support. The Company's size reduction and toll services competitors are generally smaller than the Company and have fewer locations and a more regional emphasis. The Company's competitors in the polymer powder sales business tend to be mid-sized to large companies. Several companies also maintain significant in-house size reduction facilities for their own use. The Company believes that it has been able to compete effectively in its markets based on competitive pricing, its network of plants, its technical expertise and equipment manufacturing capabilities and its range of services, such as flexible storage, packaging facilities, and product development. The Company also believes that its knowledge of the rotational molding industry, through activities such as participation in the Association of Rotational Molders, enhances its competitive position with this key customer group. The Company's competitors in the concentrates industry include a number of large enterprises, as well as small and mid-sized regional companies. The Company believes its technical expertise, processing efficiency, high quality product, customer support and pricing have enabled it to compete successfully in this market.

The ambient size reduction tolling business lacks substantial barriers to entry, but cryogenic grinding and jet milling require a more significant investment and greater technical expertise. The compounding business, including concentrates manufacturing, requires a substantial investment in equipment, as well as extensive technical and mechanical expertise. In general, many of the Company's customers could perform the specialized polymers processing services provided by the Company for themselves if they chose to do so, and new competitors may enter the market from time to time. A number of the Company's competitors and potential competitors in this segment have substantially greater financial and other resources than the Company.

Business Divestitures

On September 6, 2002, the Company completed the sale of substantially all of the Company's oilfield services ("Oilfield Services") business to National Oilwell Varco, Inc., formerly Varco International, Inc. ("NOV"). On July 31, 2003, the Company sold its remaining Oilfield Services business to Permian Enterprises, Ltd. Between May 2003 and March 2004, NOV asserted approximately 30 claims for contractual indemnity against the Company in connection with the September 2002 sale of substantially all of the Company's Oilfield Services business with a loss range between $16.4 million and $22.0 million. These claims primarily related to environmental conditions as defined in the purchase agreement pursuant to which the Company sold its Oilfield Services business to NOV. On November 21, 2006, the Company settled these claims with NOV for $7.5 million consisting of: a cash payment of $1.1 million; release to NOV of the $5.4 million held in escrow; and a $1.0 million note payable in one year. See "Item 3. Legal Proceedings" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

Environmental Regulation

The Company is subject to numerous and changing local, state, federal and foreign laws and regulations concerning the use, storage, treatment, disposal and general handling of materials, some of which may be considered to be hazardous substances and wastes, and restrictions concerning the release of pollutants and contaminants into the environment. These laws and regulations may require the Company to obtain and maintain certain permits and other authorizations mandating procedures under which the Company must operate and restrict emissions and discharges. Many of these laws and regulations provide for strict joint and several liabilities for the costs of cleaning up contamination resulting from releases of regulated materials, substances and wastes into the environment. Violation of these laws and regulations as well as terms and conditions of operating permits issued to the Company may result in the imposition of administrative, civil, and criminal penalties and fines, remedial actions or, in more serious situations, shutdowns or revocation of permits or authorizations. The Company believes that future compliance by its operating businesses with existing laws and regulations will not have a material adverse effect on the Company and that future capital expenditures for environmental remediation will not be material.

The Company regularly monitors and reviews its operations, procedures and policies for compliance with environmental laws and regulations and the Company's operating permits. There can be no assurance that a review of the Company's past, present or future operations by courts or federal, state, local or foreign regulatory authorities will not result in determinations that could have a material adverse effect on the Company. In addition, the revocation of any of the Company's material operating permits, the denial of any material permit application or the failure to renew any interim permit, could have a material adverse effect on the Company. In addition, compliance with more stringent environmental laws and regulations, more vigorous enforcement policies, or stricter interpretations of current laws and regulations, or the occurrence of an industrial accident, could have a material adverse effect on the Company. Also, see the discussion concerning environmental remediation issues, including those related to the sale of its former Oilfield Services business, in "Item 3. Legal Proceedings."

Insurance and Risk

Except for warranties implied by law, the Company does not generally expressly warrant the products and services it provides. Nonetheless, if the Company were found to have been negligent, or to have breached its obligations to its customers, or if warranties are implied as a matter-of-law (notwithstanding any disclaimer of warranty), the Company could be exposed to significant liabilities and its reputation could be adversely affected. Likewise, the Company's activities as a vendor of specialty polymers products may result in liability on account of defective products. While the Company has an insurance program in effect to address some of these risks, the insurance coverage is subject to applicable deductibles, exclusions, limitations on coverage and policy limits. The occurrence of a significant adverse event, the risks of which are not fully covered by insurance, could have a material adverse effect on the Company's financial condition, results of operations or net cash flows. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Item 3. Legal Proceedings."

Raw Materials

The Company purchases and takes into inventory the resins, additives and other materials used in its concentrates manufacturing and a portion of its specialty polymers distribution business. These materials are subject to fluctuating availability and prices. The Company believes that these and other materials used in its operations are available from numerous sources and are available to meet its needs. In addition, the Company believes its relationships with its suppliers are good.

Patents, Trademarks and Licenses

The Company holds one United States patent, one United Kingdom patent, one Australian patent, and one New Zealand patent covering proprietary technology utilized in certain of its services. The Company believes that its patents are valid and that the duration of its existing patents is satisfactory; however, the Company does not believe any single patent is essential to the overall successful operation of the Company's business, and the Company's polymers processing operations are not materially dependent upon any patents, trademarks, or licenses. However, no assurance can be given that one or more of the Company's competitors may not be able to develop or produce processes or products of comparable or greater quality to those developed or produced by the Company; that the Company's patents will not be modified, revoked, or found to be invalid; or that others will not claim that the Company's products or processes infringe upon or use the intellectual property of others.

Employees

As of November 30, 2006, the Company employed approximately 831 full-time, part-time and temporary employees, 405 of which are located in the United States. Certain employees working in Italy, France, The Netherlands, New Zealand, Australia, and Brazil are parties to collective bargaining agreements. None of the other employees are represented by a union. The Company has experienced no significant strikes or work stoppages during the past fiscal year and considers its relations with its employees to be satisfactory.

Financial Information About Geographic Areas

The Company's management structure and reportable segments are organized into five business segments defined as ICO Polymers North America, ICO Brazil, Bayshore Industrial, ICO Europe and ICO Courtenay - Australasia. This organization is consistent with the way information is reviewed and decisions are made by executive management. Financial information about the Company's segments is found in Note 20 to the Company's Consolidated Financial Statements.

Available Information

The Company's Internet website is http://www.icopolymers.com. Information contained on the Company's website is not part of this report or any other report filed with the Securities and Exchange Commission. The Company makes available free of charge, through its Internet website, the Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, as well as its other SEC filings, as soon as reasonably practicable after electronically filing such materials with or furnishing them to the SEC. In addition, the Company makes available through its Internet website the Company's Code of Business Ethics and the written charters of the Audit, Compensation and Nominating Committees of its Board of Directors, all of which are available in print to any stockholder who requests them by contacting the Company's Corporate Secretary at 1811 Bering Drive, Suite 200, Houston, Texas, 77057.

Item 1A. Risk Factors

The Company's indebtedness subjects it to restrictive covenants and may limit its ability to borrow additional funds and efficiently operate the business.

The Company's domestic credit facility ("Credit Facility") in place as of October 27, 2006 contains a number of covenants including, among others, limitations on the ability of the Company and its restricted U.S. subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or redeem any common stock, (iii) incur liens or other encumbrances on their assets, (iv) enter into transactions with affiliates, (v) merge with or into any other entity or (vi) sell any of their assets. In addition, any "change of control" of the Company or its restricted subsidiaries will constitute a default under the Credit Facility. – "Change of control," as defined in the credit agreement ("Credit Agreement") establishing the Credit Facility, is summarized as follows: (i) the acquisition of, or, if earlier, the shareholder or director approval of the acquisition of, ownership or voting control, directly or indirectly, beneficially or of record, by any person, entity or group (within the meaning of Rule 13d-3 of the SEC under the 1934 Act, as then in effect), of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding common stock of the Company; (ii) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by individuals who were neither (A) nominated by the Company's board of directors nor (B) appointed by directors so nominated; (iii) the occurrence of a change in control, or other similar provision, under or with respect to any "Material Indebtedness Agreement" (as defined in the Credit Agreement); or (iv) the failure of the Company to own directly or indirectly, all of the outstanding equity interests of the Company's Bayshore Industrial L.P. and ICO Polymers North America, Inc. subsidiaries.

Changes in the cost and availability of polymers could adversely affect the Company.

Polymers (i.e., resins) are a key ingredient of the Company's products, and changes in the cost and availability of resins (generally produced by the major chemical companies) are outside of the Company's control. If resin costs increase, whether because of higher oil and gas prices or because of lower supplies, the Company may be forced to increase the prices at which it sells its products to our customers. An increase in our prices may result in lower customer demand for our products and could have a material adverse effect on the Company's results of operations. Additionally, higher resin prices will lead to higher working capital requirements which could result in higher debt and associated interest expense. On the other hand, a perception that resin costs will be declining in the near future may, in the short term, result in a decrease in customer demand for our products as customers wait for lower resin prices to be reflected in the price of our products, which could also have a material adverse effect on the Company's results of operations.

Changes in economic activity could adversely affect the Company.

The Company's business cycles are affected by changes in the level of economic activity in the various regions in which the Company operates. The Company's business cycles are generally volatile and relatively unpredictable. In addition, the Company is affected by cycles in the petroleum and oil and gas industries. The length of these business cycles is outside of the Company's control, and can have a material adverse effect on the Company's results of operations and cash flow.

The Company's success is partly dependent upon the Company's ability to develop superior proprietary technology, know-how and trade secrets.

The operations of the Company's business are dependent to a certain degree upon proprietary technology, know-how and trade secrets developed by the Company. In many cases, these or equivalent processes or technologies are available to the Company's competitors, customers and others. In addition, there can be no assurance that such persons will not develop substantially equivalent or superior proprietary processes and technologies, or that the Company's trade secrets will not lose their proprietary status. The availability to, or development by others of equivalent or superior information, processes or technologies, or the failure to maintain the trade secret status of the Company's proprietary technologies and information, could have a material adverse effect on the Company.

The failure to properly manage inventories could expose the Company to material financial losses.

The Company's product sales business, including the Company's concentrate manufacturing operations, requires the Company to buy inventories of supplies and products and to manage the risk of ownership of commodity inventories having fluctuating market values. The maintenance of excessive inventories in these businesses could expose the Company to losses from drops in market prices for its products, while maintenance of insufficient inventories may result in lost sales to the Company.

International events may hurt the Company's operations.

A majority of the Company's current operations is conducted in international markets, particularly the Company's ICO Europe, ICO Brazil, and ICO Courtenay- Australasia business segments. The Company expects to continue to seek to expand its international operations, primarily through internal growth. The Company's international operations are subject to certain political, economic and other uncertainties normally associated with international operations, including among others, risks of government policies regarding private property, taxation policies, foreign exchange restrictions and currency fluctuations and other restrictions arising out of foreign governmental sovereignty over areas in which the Company conducts business that may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights, and, possibly, civil disturbance or other forms of conflict. Losses from the factors above could be material in those countries where the Company now has or may in the future have a concentration of assets.

Due to the Company's lack of asset diversification, adverse developments in its industry could materially adversely impact the Company's operations.

The Company relies primarily on the revenues generated in the polymer processing industry. Due to its lack of asset diversification, an adverse development in this industry would likely have a significantly greater impact on the Company's financial condition, results of operations and cash flows than if it maintained more diverse assets.

The Company's success depends on attracting and maintaining key personnel; the failure to do so could disrupt the Company's business operations.

The Company's success depends upon our ability to retain and attract experienced and knowledgeable management and other professional staff. The Company's results of operations depend to a large extent on the efforts, technical expertise and continued employment of key personnel and members of our management team. If we are unable to attract and retain experienced and knowledgeable personnel or a significant number of our existing key personnel resign or become unable to continue in their present role without adequate replacements, our business operations could be adversely affected.

Goodwill impairment could occur in the future.

If our goodwill becomes impaired the Company may be required to record a significant charge to earnings. Under generally accepted accounting principles, goodwill is required to be tested for impairment at least annually. We may be required to record a significant charge to earnings in our financial statements during a period in which any impairment of our goodwill is determined.

The Company is prohibited from paying dividends on its Common Stock or redeeming or repurchasing any of its Common Stock until dividends in arrears on the Preferred Stock are paid.

As of September 30, 2006, the Company owed an aggregate of $8.2 million of dividends in arrears to the holders of the Company's $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Subsequent to September 30, 2006, the Company repurchased 84.8% of the outstanding Preferred Stock, thereby reducing the dividends in arrears to $1.2 million. Such undeclared or unpaid Preferred Stock dividends will need to be declared and paid before the Company can pay a dividend on its Common Stock or redeem or repurchase any of its common stock. Payment of any dividends in arrears will depend on the financial condition, results of operations and capital requirements of the Company, as well as other factors deemed relevant by the Board of Directors, and there can be no assurance that the Board of Directors will declare dividends on the Preferred Stock in the future.

The Company may have additional tax liabilities.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. Although the Company believes its tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Based on the results of an audit or litigation, a material adverse effect on the Company's income tax provision, net income, or cash flows in the period or periods for which that determination is made could result.

Operational risks such as personal injury, property damages, pollution and environmental damages could adversely affect the Company's business.

The operations of the Company involve many risks, which, even through a combination of experience, knowledge and careful evaluation, may not be overcome. These risks include equipment or product failures or work related accidents which could also result in personal injury, property damages, pollution and other environmental risks. The Company may not be fully insured against possible losses pursuant to such risks. Such losses could have a material adverse impact on the Company. In addition, from time to time, the Company is involved in various litigation matters arising in the ordinary course of its business and is currently involved in numerous legal proceedings in connection with its operations and those of its acquired and disposed of companies. There can be no assurance that the Company will not incur substantial liability as a result of these or other proceedings. The Company is subject to numerous and changing local, state, federal and foreign laws and regulations concerning the use, storage, treatment, disposal and general handling of hazardous materials, some of which may be considered to be hazardous wastes, and restricting releases of pollutants and contaminants into the environment. These laws and regulations may require the Company to obtain and maintain certain permits and other authorizations mandating procedures under which the Company will operate and restricting emissions. Many of these laws and regulations provide for strict joint and several liability for the costs of cleaning up contamination resulting from releases of regulated materials into the environment. Violations of mandatory procedures under operating permits may result in fines, remedial actions or, in more serious instances, shutdowns or revocation of permits or authorizations. There can be no assurance that a review of the Company's past, present or future operations by courts or federal, state, local or foreign regulatory authorities will not result in determinations that could have a material adverse effect on the Company's financial condition, results of operations or cash flows. In addition, the revocation of any of the Company's material operating permits, the denial of any material permit application or the failure to renew any material interim permit could have a material adverse effect on the Company. The Company cannot predict what environmental laws and regulations will be enacted or adopted in the future or how such future law or regulation will be administered or interpreted. To date, the Company has incurred compliance and clean-up costs in connection with environmental laws and regulations and there can be no assurance as to future costs. In particular, compliance with more stringent environmental laws and regulations, more vigorous enforcement policies, or stricter interpretations of current laws and regulations, or the occurrence of an industrial accident, could have a material adverse effect on the Company.

Future environmental, personal injury, and other claims relating to the Company's former Oilfield Services business could adversely affect the Company's financial condition, results of operations and/or cash flows.

In 2002, the Company completed the sale of substantially all of the Company's oilfield services ("Oilfield Services") business to National Oilwell Varco, Inc., formerly Varco International, Inc. ("NOV"). In 2003, the Company sold its remaining Oilfield Services business to Permian Enterprises, Ltd. ("Permian"). NOV and Permian purchased the assets and business of the Company's Oilfield Services business, but only acquired limited responsibility for liabilities of the Company's former Oilfield Services business relating to events occurring prior to the closing of the referenced divestitures. Among the pre-closing liabilities retained by the Company are potential environmental claims including, without limitation, Superfund claims relating to off-site disposal of hazardous materials prior to the Closing, potential claims by employees, contractors, and others for occupational injuries, as well as other types of claims. There are currently no Superfund claims or other environmental claims pending against the Company that are expected to have a material adverse effect on the Company's business, except as described under the heading "Environmental Claims" in "Item 3. Legal Proceedings" below. There are currently no silicosis or other occupational injury claims pending that are expected to have a material adverse effect on the Company's business. However, since the late 1990's the Company has settled claims of approximately thirty-five former employees of the Company's former Oilfield Services business who allegedly sustained personal injuries and/death as a result of occupational exposure to silica, and in the past the Company has been a party to and settled other environmental and occupational injury claims related to the Company's former Oilfield Services business. There can be no assurance that in the future there will not be new environmental claims, occupational injury claims, or other claims, including resulting from activities or conditions involving the Company's former Oilfield Services business and occurring prior to the sale of the Oilfield Services business, having a material adverse effect on the Company's financial condition, results of operations and/or cash flows.

Competition in our industry is intense, and we are smaller and have a more limited operating history than some of our competitors.

The industry in which the Company operates is highly competitive. Some competitors or potential competitors of the Company have substantially greater financial or other resources than the Company. Larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations or rising costs of raw materials more easily than we can, which would adversely affect our competitive position. The inability of the Company to effectively compete in its markets would have a material adverse effect on the Company.

Certain litigation matters could have a material adverse effect on our financial condition, results of operations and/or cash flows.

The Company is party to various legal proceedings. There can be no assurance that adverse results in such matters will not have a material adverse effect on the Company. See "Item 3. Legal Proceedings."

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The location and approximate acreage of the Company's operating facilities at November 30, 2006, together with an indication of the services performed at such facilities are set forth below. Other than the Company's corporate headquarters in Houston, Texas, all properties consist of polymers processing facilities with adjacent offices. The "Services" column below describes the services either performed for customers at the location or performed on Company-owned materials to produce the Company's products.

The Company's Bayshore Industrial segment owns and operates the La Porte, Texas location; all other U.S. locations (other than the corporate headquarters) are operated by the Company's ICO Polymers North America segment. The Australian, New Zealand, Malaysian and Dubai locations are operated by the Company's ICO-Courtenay Australasian segment. The six European locations are operated by the Company's ICO Europe segment, and the property leased in Brazil is the sole location of the Company's ICO Brazil segment.

Properties Owned:

Location	Services	Acres	Facility Square Footage
Bloomsbury, NJ	Size reduction	15	99,408
China, TX	Size reduction and compounding	13	108,500
East Chicago, IN	Size reduction and compounding	4	73,000
Fontana, CA	Size reduction and compounding	7	44,727
Gainsborough, England	Size reduction, compounding and technical services	8	102,500
Grand Junction, TN	Size reduction	5	127,900
La Porte, TX	Compounding	39	220,500
Montereau, France	Size reduction and compounding	4	53,259
Oyonnax, France	Compounding	1	26,898
's-Gravendeel, The Netherlands	Size reduction and compounding	5	240,773
Verolanuova, Italy	Size reduction and compounding	11	140,313
	Total Acreage and Square Footage Owned	**112**	**1,237,778**

Properties Leased:

Location	Services	Acres	Facility Square Footage
Houston, Texas	Corporate headquarters	N/A	9,740
Beaucaire, France	Size reduction	5	72,088
Auckland, New Zealand	Size reduction and compounding	1	24,010
Batu Pahat, Malaysia	Size reduction and compounding	2	61,200
Contagem, Brazil	Size reduction and compounding	1	23,680
Melbourne, Australia	Size reduction and compounding	2	72,316
Brisbane, Australia	Size reduction and compounding	1	18,256
Dubai, UAE	Size reduction and compounding in mid-FY 2007	1	25,570
	Total Acreage and Square Footage Leased	**13**	**306,860**
	Total Acreage and Square Footage Owned and Leased	**125**	**1,544,638**

N/A = Not applicable

The leased properties listed above have various expiration dates through 2016. The Company is currently operating most of its facilities (with the exception of its Bayshore Industrial, La Porte, Texas location) below full capacity which allows the Company to increase its level of volumes utilizing existing facilities. Most of the polymers processing facilities are operating 24 hours per day, five days per week.

Item 3. Legal Proceedings

Varco Indemnification Claims. Between May 2003 and March 2004, approximately 30 claims for contractual indemnity were asserted against the Company by Varco International, Inc. (n/k/a National Oilwell Varco, Inc., hereinafter "NOV") in connection with the September 2002 sale of substantially all of the Company's oilfield services ("Oilfield Services") business to NOV. NOV's indemnity demands were based on its contention that the Company breached a number of representations and warranties in the purchase agreement dated July 2, 2002 pursuant to which the Company sold the Oilfield Services business to NOV (the "Purchase Agreement") and that certain expenses or damages that NOV has incurred or may incur in the future constitute "excluded liabilities" as defined in the Purchase Agreement. NOV alleged that the expected loss range for its indemnity claims was between $16.4 million and $22.0 million. A portion of those indemnity demands (representing aggregate losses of approximately $0.4 million) related to product liability claims. The balance of the indemnity demands related to alleged historical contamination or alleged non-compliance with environmental rules at approximately 26 former Company properties located in both the United States and Canada.

The Company's contractual indemnification obligation to NOV was subject to certain limitations, including the obligation of NOV to bear 50% of any losses relating to environmental matters in excess of the $1.0 million threshold, up to a maximum aggregate loss borne by NOV in respect of such environmental matters of $4.0 million (in addition to the $1.0 million threshold). At the time of the sale in September 2002, the Company had placed $5.0 million of the sale proceeds in escrow to be used to pay for indemnification obligations, should they arise. The $5.0 million in proceeds was included in the gain on the sale of the Oilfield Services business recognized in fiscal year 2002. In the third quarter of fiscal 2004 the Company deemed the $5.0 million receivable of the escrowed sales proceeds to be a doubtful collection, due to the continued inability of the parties to reach an agreement regarding the size of NOV's indemnifiable loss. The $5.0 million reserve, net of income taxes, was recorded in the Consolidated Statement of Operations as a component of loss from discontinued operations.

On November 21, 2006, the Company entered into an agreement settling all of the pending indemnity claims asserted by NOV. In exchange for a complete release of claims and indemnity agreement, the Company agreed to a $7.5 million payment consisting of: a cash payment of approximately $1.1 million; release to NOV of the approximately $5.4 million currently held in escrow (consisting of the $5.0 million of sales proceeds placed in escrow for potential indemnity obligations plus interest); and a $1.0 million note payable in one year. As a result of the settlement, the Company recognized a pre-tax charge through discontinued operations of $2.1 million ($1.4 million after taxes) during its fiscal fourth quarter ended September 30, 2006. Pursuant to the settlement agreement, the Company is absolved of and shall be indemnified for NOV's indemnity claims previously asserted, as well as specified future environmental liabilities relating to the properties transferred to NOV and its affiliates; however, except as set forth in the settlement agreement, the Company continues to be responsible for "excluded liabilities" as defined in the Purchase Agreement.

Thibodaux Litigation. Since September 2004, the Company has been a defendant in litigation pending in District Court in the Parish of Orleans, Louisiana (the "Thibodaux Lawsuit") filed by C.M. Thibodaux Company ("Thibodaux"). Other defendants in the case include Intracoastal Tubular Services, Inc. ("ITCO"), thirty different oil companies (the "Oil Company Defendants"), several insurance companies and four trucking companies. Thibodaux, the owner of industrial property located in Amelia, Louisiana that has historically been leased to tenants conducting oilfield services businesses, contends that the property has been contaminated with naturally occurring radioactive material ("NORM"). NORM is found naturally occurring in the earth, and when pipe is removed from the ground it is not uncommon for the corroded rust on the pipe to contain very small amounts of NORM. The Company's former Oilfield Services business leased a portion of the subject property from Thibodaux. Thibodaux contends that the subject property was contaminated with NORM generated during the servicing of oilfield equipment by the Company and other tenants, and further alleges that the Oil Company Defendants (customers of Thibodaux's tenants) and trucking companies (which delivered tubular goods and other oilfield equipment to the subject property) allowed or caused the uncontrolled dispersal of NORM on Thibodaux's property. Thibodaux seeks recovery from the Defendants for clean-up costs, diminution or complete loss of property values, and other damages. Discovery in the Thibodaux Lawsuit is ongoing, and the Company intends to assert a vigorous defense in this litigation. An adverse judgment against the Company in the lawsuit could have a material adverse effect on the Company's financial condition, results of operations and/or cash flows.

Environmental Remediation. The Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), also known as "Superfund," and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred, and companies that disposed or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment. The Company, through acquisitions that it has made, is identified as one of many potentially responsible parties ("PRPs") under CERCLA in four claims relating to the following sites: (i) the French Limited site northeast of Houston, Texas; (ii) the Sheridan Disposal Services site near Hempstead, Texas; (iii) the Combe Fill South Landfill site in Morris County, New Jersey; and (iv) the Malone Service Company (MSC) Superfund site in Texas City, Texas.

Active remediation of the French Limited site was concluded in 1996. If the Company is required to contribute to the costs of additional remediation at that site, it is not expected to have a material adverse effect on the Company. With regard to the three remaining Superfund sites, the Company believes it remains responsible for only *de minimus* levels of wastes contributed to those sites, and that there are numerous other PRPs identified at each of these sites that contributed significantly larger volumes of wastes to the sites. The Company expects that its share of any allocated liability for cleanup of the Sheridan Disposal Services site, and the Combe Fill South Landfill site will not be significant, and based on the Company's current understanding of the remedial status of each of these sites, together with its relative position in comparison to the many other PRPs at those sites, the Company does not expect its future environmental liability with respect to those sites to have a material adverse effect on the Company's financial condition, results of operation, and/or cash flows. The Company has been involved in settlement discussions relating to the MSC site, and does not expect its liability with respect to this site to have a material adverse effect on the Company's financial condition.

Tank Failure Claim. In September 2003, the Company's U.K. subsidiary was served by one of its former customers in a lawsuit filed in the High Court of Justice, Queen's Bench Division, Salford Court Registry Division in the U.K. The customer claims that above-ground oil storage tanks that it manufactured with colored resin purchased from the Company between 1997 and 2001 have failed or are expected to fail, and that such failure is the result of the unsatisfactory quality and/or unfitness for purpose of the Company's resin. In pleadings filed with the Court the customer seeks recovery from the Company for the customer's costs incurred in replacing failed tanks, lost profits, pre-judgment interest, legal expenses, and other unspecified damages. The customer is seeking recovery for 1,022 failed tanks as of November 30, 2005, and the customer's forensic accountants contend that the customer's replacement costs and other losses incurred to date by the customer relating to the failed tanks (excluding interest and legal expenses) are approximately $0.8 million. The Company denies that it is liable to the customer, and attributes the alleged defects to tank design flaws, inconsistent and uncontrolled manufacturing processes and procedures, insufficient recordkeeping, and failure to perform routine quality control testing, none of which are the responsibility of the Company. Furthermore, the Company's forensic accountants believe that the customer's forensic accountants' estimate of the customer's costs associated with failed tanks incurred to date is significantly inflated. It is difficult to estimate the number of additional tanks manufactured with the resin at issue that might prematurely fail and for which the customer may seek recovery, based in part on the customer's failure to produce production records and proper evidence of material traceability, and the wide variation in failure rates by tank model as reported by the customer. The failure patterns (including the customer's acknowledgement that certain tank models have extremely high failure rates, while other models manufactured during the same time frame with the same resin have negligible failure rates) strongly support the Company's opinion that the failures are attributed to design defects.

In the event that the Company's colored resin is found to have caused or contributed to the failures, the Company shall be entitled to indemnity for fifty percent (50%) of its damages from the supplier of the base resin used by the Company to manufacture the colored resin. The Company will also be entitled to partial indemnity from its insurance carriers in the event that it is found to have any liability in this case. Both of the Company's insurers have reimbursed a portion of the Company's defense costs, and additional defense cost reimbursements are forthcoming. The case has been scheduled for trial commencing in February 2007. The Company believes that the customer's claims are without merit, and will continue to vigorously defend its position in this case. However, if an adverse judgment is obtained against the Company which is ultimately determined not to be covered by insurance it may have a material adverse effect on the Company's financial condition, results of operations and/or cash flows.

Other Legal Proceedings. The Company is also named as a defendant in certain other lawsuits arising in the ordinary course of business. The outcome of these lawsuits cannot be predicted with certainty, but the Company does not believe they will have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock trades on the Nasdaq Global Market under the symbol ICOC. There were 409 shareholders of record of the Company's Common Stock at November 20, 2006.

The Company has not declared or paid Common Stock dividends during 2006, 2005, and 2004, respectively. The Company currently has no plans to declare a Common Stock dividend.

The Company's former domestic credit facility with Wachovia Bank National Association, which was terminated on October 27, 2006, restricted the Company's ability to pay dividends on Common Stock. The Company's new domestic credit facility also requires that the Company must not be in default under the facility and must be in compliance with the financial covenants contained in the credit agreement in order to pay common stock dividends (see Item 7- "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and Note 10 to the Company's Consolidated Financial Statements).

The Company is prohibited from paying Common Stock dividends until all dividends in arrears are paid to the holders of the depositary shares representing the Company's $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock"). Quarterly dividends (which would have been in an aggregate amount of $544,000 per quarter prior to the reduction in outstanding shares of the Preferred Stock following the repurchase of a portion of the Preferred Stock described in the next paragraph and any subsequent repurchases) have not been paid or declared on the Preferred Stock since January 1, 2003, and dividends in arrears as of September 30, 2006 aggregated $8.2 million. After the Company failed to declare and pay a dividend on the Preferred Stock for six consecutive quarters through June 30, 2004, the holders of the Preferred Stock elected two additional directors to the Company's Board of Directors in the fourth quarter of fiscal 2004. However, after the conclusion of the 2006 fiscal year, the Company repurchased a portion of its Preferred Stock as described below, and it is possible that additional repurchases may occur. Any undeclared or unpaid Preferred Stock dividends on shares of Preferred Stock that remain in arrears will need to be declared and paid before the Company can pay a dividend on its Common Stock or redeem or repurchase any of its Common Stock. The Board of Directors must determine that payment of dividends is in the best interests of the Company prior to declaring dividends, and there can be no assurance that the Board of Directors will declare dividends on the Preferred Stock in the future.

On October 3, 2006, the holders of approximately 80.9% of the voting power of the Preferred Stock proposed and approved amendments to the Company's Statement of Designations for its Preferred Stock, which became effective November 13, 2006. The amendments authorize the Company to repurchase shares of Preferred Stock while dividends on shares of Preferred Stock are in arrears. The amendments also terminate the right of holders of Preferred Stock to elect up to two directors while dividends payable to holders of Preferred Stock are in arrears, when there are fewer than 80,000 shares of Preferred Stock outstanding (or 320,000 "Depositary Shares," each representing 1/4 of a share of Preferred Stock). Through December 11, 2006, the Company repurchased 273,538 shares of Preferred Stock (represented by 1,094,153 Depositary Shares), or 84.8% of the authorized and outstanding Preferred Stock for $26.00 per Depositary Share for total consideration of $28.4 million. The dividends that were in arrears on these 1,094,153 Depositary Shares were extinguished by the repurchase. Therefore, dividends in arrears as of December 11, 2006 aggregate only $1.2 million rather than the $8.2 million in arrears as of September 30, 2006. This repurchase also leaves fewer than 80,000 shares of Preferred Stock (represented by fewer than 320,000 Depositary Shares) outstanding, and thus, terminated the right of the holders of the Preferred Stock to elect special directors. Except as described in the preceding sentences, the referenced amendments to the Statement of Designations for the Preferred Stock do not effect the rights of the holders of Preferred Stock and Common Stock. The number of authorized shares of Preferred Stock and Common Stock are not affected by the foregoing; however, the Company plans to retire the Preferred Stock that has been repurchased and that may be repurchased in future transactions.

The following table sets forth the high and low trading prices for the Company's Common Stock as reported on the Nasdaq Global Market.

Fiscal Year		High	Low
2006	First Quarter	$3.35	$2.11
	Second Quarter	$5.00	$3.14
	Third Quarter	$6.18	$4.12
	Fourth Quarter	$7.37	$3.98
2005	First Quarter	$3.69	$2.60
	Second Quarter	$3.66	$2.87
	Third Quarter	$3.36	$1.92
	Fourth Quarter	$3.80	$2.18

Item 6. Selected Financial Data

The following table sets forth selected financial data of the Company that has been derived from audited consolidated financial statements. The selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, included elsewhere in this report.

During fiscal 2006, an error was discovered in how the Company's previously reported earnings per share were calculated. The Company did not deduct undeclared and unpaid Preferred Stock dividends of $544,000 per quarter and $2,176,000 per year, beginning with the quarter ended March 31, 2003, that accrue to the liquidation preference of the Company's outstanding Preferred Stock from net income (loss) in calculating earnings per share. The Company has restated its earnings per share for each of the years in the three-year period ended September 30, 2005. The restatement does not impact previously reported revenues, cash flow, net income (loss) or balance sheet components.

	Fiscal Years Ended September 30,				
	2006	2005 (restated)	2004 (restated)	2003 (restated)	2002
	(in thousands, except for share data)				
Statement of Operations Data:					
Revenues	$324,331	$296,606	$257,525	$206,614	$181,472
Costs of sales and services (exclusive of depreciation shown separately below)	261,228	243,140	209,671	172,692	147,345
Gross profit [1]	63,103	53,466	47,854	33,922	34,127
Selling, general and administrative expenses	34,284	37,001	33,788	34,363	29,824
Depreciation and amortization	7,386	7,772	7,996	9,356	10,240
Impairment, restructuring and other costs	118	488	854	12,814	3,168
Operating income (loss)	21,315	8,205	5,216	(22,611)	(9,105)
Interest expense, net	(2,091)	(2,836)	(2,663)	(3,489)	(12,831)
Other income (expense)	75	(149)	(35)	493	1,492
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	19,299	5,220	2,518	(25,607)	(20,444)
Provision (benefit) for income taxes	5,836	218	(1,370)	(4,752)	(4,176)
Income (loss) from continuing operations before cumulative effect of change in accounting principle	13,463	5,002	3,888	(20,855)	(16,268)
Income (loss) from discontinued operations, net of income taxes	(1,459)	(497)	(3,631)	(374)	44,214
Income (loss) before cumulative effect of change in accounting principle	12,004	4,505	257	(21,229)	27,946
Cumulative effect of change in accounting principle	-	-	-	(28,863)	-
Net income (loss)	$12,004	$4,505	$257	$ (50,092)	$ 27,946
Preferred dividends declared	-	-	-	(544)	(2,176)
Undeclared and unpaid Preferred Stock dividends, as restated	(2,176)	(2,176)	(2,176)	(1,632)	-
Net income (loss) applicable to Common Stock, as restated	$9,828	$2,329	$(1,919)	$ (52,268)	$ 25,770

	Fiscal Years Ended September 30,				
	2006	2005 (restated)	2004 (restated)	2003 (restated)	2002
	(in thousands, except for share data)				
Earnings (Loss) Per Share:					
Basic					
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle, as restated	$.44	$.11	$.07	$(.93)	$(.77)
Earnings (loss) from discontinued operations	(.06)	(.02)	(.14)	(.02)	1.84
Earnings (loss) before cumulative effect of change in accounting principle, as restated	.38	.09	(.08)	(.94)	1.07
Cumulative effect of change in accounting principle	-	-	-	(1.16)	-
Earnings (loss) per common share, as restated	$.38	$.09	$(.08)	$(2.10)	$1.07
Earnings (Loss) Per Share:					
Diluted					
Earnings (loss) from continuing operations before cumulative effect of change in accounting principle, as restated	$.43	$.11	$.07	$(.93)	$(.77)
Earnings (loss) from discontinued operations, as restated	(.06)	(.02)	(.14)	(.02)	1.84
Earnings (loss) before cumulative effect of change in accounting principle, as restated	.37	.09	(.08)	(.94)	1.07
Cumulative effect of change in accounting principle	-	-	-	(1.16)	-
Earnings (loss) per common share, as restated	$.37	$.09	$(.08)	$(2.10)	$1.07
Weighted average shares outstanding (basic)	25,680,000	25,442,000	25,276,000	24,873,000	24,020,000
Weighted average shares outstanding (diluted), as restated	26,255,000	25,816,000	25,329,000	24,873,000	24,020,000

	Fiscal Years Ended September 30,				
	2006	2005	2004	2003	2002
	(in thousands, except for share data)				
Other Financial Data:					
Capital expenditures	$8,080	$5,039	$4,725	$8,925	$10,159
Cash provided by (used for) operating activities by continuing operations	13,498	4,849	4,816	(7,170)	(8,288)
Cash used for investing activities by continuing operations	(8,067)	(4,086)	(4,275)	(8,499)	(9,514)
Cash provided by (used for) financing activities by continuing operations	$9,013	$1,473	$(1,442)	$(106,124)	$(12,100)
Balance Sheet Data:					
Cash and equivalents	$17,427	$3,234	$1,931	$4,114	$129,072
Working capital	57,501	41,382	34,209	32,725	145,939
Property, plant and equipment, net	50,884	49,274	52,198	54,639	62,607
Total assets	197,961	164,255	158,470	145,261	304,681
Long-term debt, net of current portion	21,559	18,993	19,700	23,378	128,877
Shareholders' equity	$91,717	$77,090	$70,941	$67,329	$111,489

(1) The Company has presented the measurement gross profit that is not calculated in accordance with generally accepted accounting principles ("GAAP"), but is derived from relevant items in the Company's GAAP financials. The Company presents this measurement because the Company uses this measurement as an indicator of the income the Company generates from its revenues. The material limitation of this Non-GAAP measurement is that it excludes depreciation expense. The Company mitigates this limitation by the provision of the specific detailed computation of the measure and ensuring that this Non-GAAP measure is no more prominent in the Company's filings than GAAP measures of profitability.

	Fiscal Years Ended September 30,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Net income (loss)	$12,004	$4,505	$257	$(50,092)	$27,946
Add to/(deduct from) net income (loss):					
Cumulative effect of change in accounting principle	-	-	-	28,863	-
(Income) loss from discontinued operations	1,459	497	3,631	374	(44,214)
Provision (benefit) for income taxes	5,836	218	(1,370)	(4,752)	(4,176)
Other (income) expense	(75)	149	35	(493)	(1,492)
Interest expense, net	2,091	2,836	2,663	3,489	12,831
Impairment, restructuring and other costs	118	488	854	12,814	3,168
Depreciation and amortization	7,386	7,772	7,996	9,356	10,240
Selling, general and administrative expenses	34,284	37,001	33,788	34,363	29,824
Gross profit	$63,103	$53,466	$47,854	$33,922	$34,127

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The Company's revenues are primarily derived from (1) product sales and (2) toll services in the polymers processing industry. Product sales entail the Company purchasing resin (primarily polyethylene) and other raw materials which are further processed within the Company's operating facilities. The further processing of the material may involve size reduction services and/or compounding services. Compounding services involve melt blending various resins and additives to produce a homogeneous material. Compounding services include the manufacture and sale of concentrates. Concentrates are polymers loaded with high levels of chemical and organic additives that are melt blended into base resins to give plastic films and other finished products desired physical properties. After processing, the Company sells the finished products to customers. Toll services involve both size reduction and compounding services whereby these services are performed on customer owned material.

The Company's management structure and reportable segments are organized into five business segments defined as ICO Polymers North America, ICO Brazil, Bayshore Industrial, ICO Europe and ICO Courtenay - Australasia. This organization is consistent with the way information is reviewed and decisions are made by executive management.

ICO Polymers North America, ICO Brazil, ICO Europe and ICO Courtenay - Australasia primarily produce competitively priced polymer powders for the rotational molding industry as well as other specialty markets for powdered polymers, including masterbatch and concentrate producers, users of polymer-based metal coatings, and non-woven textile markets. Masterbatches are concentrates that incorporate all additives a customer needs into a single package for a particular product manufacturing process, as opposed to requiring numerous packages. Additionally, these segments provide specialty size reduction services on a tolling basis. "Tolling" refers to processing customer owned material for a service fee. The Bayshore Industrial segment designs and produces proprietary concentrates, masterbatches and specialty compounds, primarily for the plastic film industry, in North America and in selected export markets. The Company's ICO Europe segment includes operations in France, Holland, Italy and the U.K. The Company's ICO Courtenay - Australasia segment includes operations in Australia, Malaysia and New Zealand.

Cost of sales and services is primarily comprised of purchased raw materials (resins and various additives), compensation and benefits to non-administrative employees, electricity, repair and maintenance, occupancy costs and supplies. Selling, general and administrative expenses consist primarily of compensation and related benefits paid to the sales and marketing, executive management, information technology, accounting, legal, human resources and other administrative employees of the Company, other sales and marketing expenses, communications costs, systems costs, insurance costs, consulting costs and legal and professional accounting fees.

Demand for the Company's products and services tend to be driven by overall economic factors and, particularly, consumer spending. The trend of applicable resin prices also impacts customer demand. As resin prices are falling, customers tend to reduce their inventories and, therefore, reduce their need for the Company's products and services as customers choose to purchase resin upon demand rather than building large levels of inventory. Conversely, as resin prices are rising, customers often increase their inventories and accelerate their purchases of products and services from the Company to help control their raw material costs. Additionally, demand for the Company's products and services tends to be seasonal, with customer demand historically being weakest during the Company's first fiscal quarter due to the holiday season and also due to property taxes levied in the U.S. on customers' inventories on January 1. The Company's fourth fiscal quarter also tends to be softer compared to the Company's second and third fiscal quarters, in terms of customer demand, due to vacation periods in the Company's European markets. However, demand during the Company's fourth fiscal quarter of 2006 and 2005 was the strongest demand of all quarters within fiscal years 2006 and 2005 in part due to rising resin prices.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring use of estimates relate to employee benefit liabilities, valuation allowances for deferred tax assets, workers compensation, inventory reserves, allowance for doubtful accounts related to accounts receivable and commitments and contingencies.

Estimates surrounding employee benefit liabilities are related to the Company maintaining a partially self-insured medical plan in the United States (with stop loss insurance coverage limiting the Company's expense to $0.1 million per covered person per year). Estimates are required in evaluating the Company's medical expense incurred, but not paid due to the timing difference between when an employee receives medical care and the time the claim is processed and paid by the Company (typically a two to three month timing difference). The valuation of deferred tax assets is based upon estimates of future pretax income in determining the ability to realize the deferred tax assets in each taxing jurisdiction. Estimates for workers' compensation liabilities are due to the Company being partially self-insured in the United States (with the exception of fiscal year 2004) with stop loss insurance coverage limiting the Company's expense to $0.2 million per claim in fiscal year 2006, a decrease from $0.3 million in fiscal year 2005. Estimates are made for ultimate costs associated with open workers' compensation claims as well as for claims not yet reported. Inventory reserves are estimated based upon the Company's review of its inventory. This review requires the Company to estimate the fair market value of certain inventory that has become old or obsolete. Determining the amount of the allowance for doubtful accounts involves estimating the collectibility of customer accounts receivable balances. Estimates surrounding commitments and contingencies are related primarily to litigation claims for which the Company evaluates the circumstances surrounding the claims to determine how much expense, if any, the Company should record. Actual results could differ from the estimates discussed above. Management believes that its estimates are reasonable.

Revenue and Related Cost Recognition - The Company's accounting policy regarding revenue recognition is to recognize revenue when all of the following criteria are met:

- Persuasive evidence of an arrangement exists: The Company has received an order from a customer.
- Delivery has occurred or services have been rendered: For product sales, revenue recognition occurs when title and risk of ownership have passed to the customer. For service revenue, revenue recognition occurs upon the completion of service.
- Seller's price to the buyer is fixed or determinable: Sales prices are agreed with the customer before delivery has occurred or the services have been rendered.
- Collectibility is reasonably assured: The Company has a customer credit policy to ensure collectibility is reasonably assured.

Impairment of Property, Plant and Equipment - Property, plant and equipment are reviewed for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of undiscounted future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds the expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value.

Goodwill - The Company tests annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired) using the discounted cash flow method in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." The Company's goodwill is recorded in Bayshore Industrial, Inc. and ICO Courtenay-Australasia. The Company completed its annual impairment testing and did not have impairment losses of goodwill in fiscal years 2006, 2005 or 2004.

Stock Options - Effective October 1, 2005, SFAS No. 123R, *Share-Based Payment*, became effective for the Company. This standard requires, among other things, a Company to expense share-based payment transactions using the grant-date fair value based method. The Company prospectively adopted the fair value recognition provisions of SFAS No. 123 on October 1, 2002, thus the revised standard does not have a material impact on the Company's financial statements. Outstanding awards under the Company's plans vest over periods ranging from immediate vesting to four years. The Company expenses the fair value of stock option grants that vest over a vesting period over the applicable vesting period.

Income Taxes - The provision for income taxes includes federal, state, and foreign income taxes currently payable and deferred based on currently enacted tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax basis of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period.

Liquidity and Capital Resources

The following are considered by management as key measures of liquidity applicable to the Company:

	2006	**2005**
Cash and cash equivalents	$17.4 million	$ 3.2 million
Working capital	$57.5 million	$41.4 million

Cash and cash equivalents increased $14.2 million and working capital increased $16.1 million during fiscal year 2006 due to the factors described below.

Cash Flows

	Fiscal Year		
	2006	2005	2004
	(Dollars in Thousands)		
Net cash provided by operating activities by continuing operations	$13,498	$4,849	$4,816
Net cash used for investing activities	(8,067)	(4,086)	(4,275)
Net cash provided by (used for) financing activities	9,013	1,473	(1,442)
Net cash used for operating activities by discontinued operations	(353)	(822)	(1,431)
Effect of exchange rate changes	102	(111)	149
Net increase (decrease) in cash and cash equivalents	$14,193	$1,303	$(2,183)

Cash Flows From Operating Activities

Net cash provided by operating activities by continuing operations during the fiscal year ended September 30, 2006 improved $8.6 million compared to the fiscal year ended September 30, 2005. Most of the $8.6 million increase was due to an improvement in income from continuing operations of $8.5 million, offset partially by changes in certain working capital accounts. An increase in accounts payable and income tax payable were sources of cash during the year. The increase in accounts payable was due to higher purchasing levels to support higher sales levels in the fiscal year ended September 30, 2006. The increase in income taxes payable was due to not being required to make U.S. estimated tax deposits during fiscal year 2006 as a result of the minimal U.S. taxable income in fiscal year 2005. The Company will make its required fiscal year 2006 U.S. tax payment of approximately $3.4 million during the first quarter of fiscal year 2007. These sources of cash were offset by the use of cash in accounts receivable and inventory. The increase in accounts receivable was primarily due to an increase in revenues of $16.0 million in the three months ended September 30, 2006 compared to the three months ended September 30, 2005. The increase in inventory was due to higher average raw material prices.

For the years ended September 30, 2005 and 2004, cash provided by operating activities by continuing operations was $4.8 million. Cash used for accounts receivable decreased to $4.0 million from cash used of $9.5 million in the prior year due to a larger increase in accounts receivable in the prior year due to the growth in revenues in fiscal year 2004. Cash used for inventory decreased to $2.6 million from cash used of $7.1 million in the prior year due to a larger increase in inventory in the prior year due to the growth in sales volumes in fiscal year 2004. Cash used relating to a decline in accounts payable was $0.5 million during fiscal year 2005, compared to cash generated of $8.5 million in the prior year, due to the timing of inventory purchases within the Company's ICO Europe business segment.

Cash used for discontinued operations during fiscal year 2006 declined from $0.8 million to $0.4 million due primarily to lower legal expenses related to discontinued operations.

Cash used for discontinued operations for the year ended September 30, 2005 improved to cash used of $0.8 million compared to cash used of $1.4 million for the year ended September 30, 2004. This improvement was due to higher payments in the previous year related to Oilfield Services business liabilities retained. The cash used of $0.8 million for the year ended September 30, 2005 was primarily related to legal expenses and payments for Oilfield Services business liabilities retained.

The Company expects that its working capital, over time, will continue to grow due to an increase in sales revenues which requires the Company to purchase raw materials and maintain inventory, and therefore increases the Company's accounts receivables and inventory. In addition, rising resin prices would also have the effect of increasing working capital.

Cash Flows Used for Investing Activities

Capital expenditures totaled $8.1 million during the fiscal year ended September 30, 2006 and were related primarily to expanding the Company's production capacity. Approximately 45% of the $8.1 million of capital expenditures was spent at the Company's Bayshore subsidiary to add a production line that increased the facility's capacity by approximately 10%. The Company spent approximately $1.3 million to upgrade existing equipment and to maintain existing production capacity.

Capital expenditures totaled $5.0 million during the year ended September 30, 2005 and were related primarily to upgrading the Company's production facilities. Approximately 67% of the $5.0 million of capital expenditures was spent in the Company's ICO Polymers North America and ICO Europe business segments. The Company spent approximately $2.3 million to upgrade existing equipment and to maintain existing production capacity.

During the first quarter of fiscal 2005, the Company completed the sale of vacant land for net proceeds of $0.9 million and recorded a pre-tax gain of $65,000.

Cash Flows Provided (Used For) Financing Activities

Cash provided by financing activities increased during the fiscal year ended September 30, 2006 to $9.0 million compared to $1.5 million during the fiscal year ended September 30, 2005. The change was primarily the result of completing several financing arrangements within the Company's U.S. and European subsidiaries.

Cash provided by (used for) financing activities during the year ended September 30, 2005 was cash provided of $1.5 million compared to cash used of $(1.4) million during the year ended September 30, 2004. The change was primarily the result of completing several financing arrangements within the Company's U.S. and European subsidiaries which totaled approximately $12.0 million during fiscal 2005. Term debt repayments increased $6.8 million compared to the prior year primarily due to the early retirement of $7.1 million of the Company's 10 3/8% Series B Senior Notes during fiscal 2005, at par value.

Financing Arrangements

The Company maintains several lines of credit. Total credit availability net of outstanding borrowings, letters of credit and applicable foreign currency contracts increased $6.6 million to $41.1 million at September 30, 2006 from $34.5 million at September 30, 2005. The facilities are collateralized by certain assets of the Company. Borrowings under these agreements totaled $18.0 million and $10.0 million at September 30, 2006 and September 30, 2005, respectively.

During fiscal year 2006, the Company closed on numerous refinancings in order to increase the Company's liquidity and lower the Company's cost of debt. In total, the Company obtained new term loans of $11.9 million, within the Company's U.S. and European subsidiaries and expanded certain credit facilities. The Company repaid $11.0 million of long-term debt, including the redemption of the remaining $3.0 million 10 3/8% Series B Senior Notes at par value.

During the fourth quarter of fiscal year 2006, the Company repatriated foreign earnings in the amount of $6.4 million from two of the Company's European subsidiaries to take advantage of the special one-time tax rate of 5.25% as provided for under the American Jobs Creation Act of 2004 in part by incurring additional indebtedness in two of the Company's European subsidiaries.

There were $0.8 million and $1.0 million of outstanding borrowings under the Company's domestic credit facility with Wachovia Bank as of September 30, 2006 and September 30, 2005, respectively. The amount of available borrowings under the Company's domestic credit facility with Wachovia Bank was $20.8 million and $19.7 million based on the credit facility limits, current levels of accounts receivables, inventory, outstanding letters of credit and borrowings as of September 30, 2006 and September 30, 2005, respectively.

On October 27, 2006, the Company entered into a five-year Credit Agreement (the "Credit Agreement") with KeyBank National Association and Wells Fargo Bank National Association (collectively referred to herein as "KeyBank"), establishing a $45.0 million domestic credit facility (the "Credit Facility") and terminated its existing $25.0 million senior credit facility with Wachovia Bank, National Association ("Wachovia Bank"). The borrowing capacity available to the Company under the KeyBank Credit Facility consists of a five-year $15.0 million term loan and a five-year $30.0 million revolving credit facility. The KeyBank Credit Facility was utilized to replace commitments and outstanding borrowings under the Company's $25.0 million credit facility with Wachovia Bank. Proceeds of the KeyBank Credit Facility are being or may be used for working capital and for general corporate purposes, and have been used to fund repurchases of the Company's Preferred Stock. The $45.0 million KeyBank Credit Facility contains a variable interest rate equal to either (at the Company's option depending on borrowing levels) zero percent (0%) or one quarter percent (¼%) per annum in excess of the prime rate or one and one quarter percent (1¼%), one and one half percent (1½%) or two percent (2%) per annum in excess of the adjusted Eurodollar rate, and is based upon the Company's leverage ratio, as defined in the Credit Agreement. The borrowing capacity varies based upon the levels of domestic cash, receivables and inventory. Under the new Credit Facility from KeyBank, the amount of available borrowings based on the credit facility limits, outstanding letters of credit and borrowings as of November 30, 2006 was approximately $25.6 million, including the $15.0 million term loan the Company has not drawn down as of November 30, 2006.

The KeyBank Credit Agreement establishing the new Credit Facility contains financial covenants including minimum tangible net worth, leverage ratio, fixed charge coverage ratio, and a required level of profitability. In addition, the Credit Agreement contains a number of limitations on the ability of the Company and its restricted U.S. subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or redeem any Common Stock, (iii) incur liens or other encumbrances on their assets, (iv) enter into transactions with affiliates, (v) merge with or into any other entity or (vi) sell any of their assets.

In addition, any "change of control" of the Company or its restricted U.S. subsidiaries will constitute a default under the Credit Agreement. "Change of Control," as defined in the Credit Agreement, is summarized as follows: (i) the acquisition of, or, if earlier, the shareholder or director approval of the acquisition of, ownership or voting control, directly or indirectly, beneficially or of record, by any person, entity, or group (within the meaning of Rule 13d-3 of the SEC under the 1934 Act, as then in effect), of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Common Stock of the Company; (ii) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by individuals who were neither (A) nominated by the Company's board of directors nor (B) appointed by directors so nominated; (iii) the occurrence of a change in control, or other similar provision, under or with respect to any "Material Indebtedness Agreement" (as defined in the Credit Agreement); or (iv) the failure of the Company to own directly or indirectly, all of the outstanding equity interests of the Company's Bayshore Industrial L.P. and ICO Polymers North America, Inc. subsidiaries.

The Company has various foreign credit facilities in eight foreign countries. The available credit under these facilities varies based on the levels of accounts receivable within the foreign subsidiary, or is a fixed amount. The foreign credit facilities are collateralized by assets owned by the foreign subsidiaries and also carry various financial covenants. There were $17.2 million and $9.0 million of outstanding borrowings under these foreign credit facilities as of September 30, 2006 and September 30, 2005, respectively. The aggregate amount of available borrowings under the foreign credit facilities was $20.3 million (of which $1.0 million relates to the Company's Australian subsidiary, which obtained a waiver from National Australia Bank Limited regarding a violation of a financial covenant contained in the governing loan agreement) and $14.8 million based on the credit facility limits, current levels of accounts receivables, outstanding letters of credit and borrowings as of September 30, 2006 and September 30, 2005, respectively.

The weighted average interest rate charged on borrowings under the Company's various credit facilities at September 30, 2006 and 2005 was 6.0% and 6.7%, respectively.

Future Cash Requirements

On October 10, 2006, the Company's Board of Directors authorized the repurchase of up to 1,160,000 out of 1,290,000 outstanding Depositary Shares each representing 1/4 share of the Company's $6.75 Convertible Exchangeable Preferred Stock. Through December 11, 2006, the Company repurchased 1,094,153 Depositary Shares (representing 273,538 shares of Preferred Stock) for total consideration of $28.4 million. The repurchase was funded using cash on hand plus borrowings under the Company's domestic Credit Agreement.

Capital expenditures for fiscal year 2007 are currently estimated to be approximately $12.0 million.

The following summarizes our contractual obligations and commercial commitments as of September 30, 2006. The long-term debt and capital leases listed below includes both the scheduled principal repayments and interest that will accrue on the outstanding principal balance. Interest on variable rate indebtedness was computed using the interest rate in effect for each loan at September 30, 2006.

		Fiscal Year					
Contractual Obligations:	**Total**	**2007**	**2008**	**2009**	**2010**	**2011**	**Thereafter**
		(Dollars in Thousands)					
Long-term debt	$33,103	$5,714	$4,050	$4,330	$3,131	$2,117	$13,761
Capital leases	657	246	254	144	13	-	-
Operating leases	4,314	1,708	1,115	694	522	267	8
Total contractual obligations	38,074	7,668	5,419	5,168	3,666	2,384	13,769
Commercial Commitments:							
Short-term borrowings under credit facilities	17,214	17,214	-	-	-	-	-
Total contractual obligations and commercial commitments	$55,288	$24,882	$5,419	$5,168	$3,666	$2,384	$13,769

The Company anticipates that the existing cash balance as of September 30, 2006 of $17.4 million, additional borrowing capacity of approximately $41.1 million under various foreign and domestic credit arrangements, new borrowings under new credit facilities and cash flow from operations will provide adequate liquidity for fiscal year 2007 to pay for all current obligations, including capital expenditures, debt service, lease obligations, repurchases of Preferred Stock and working capital requirements. There can be no assurance, however, that the Company will be successful in obtaining sources of capital that will be sufficient to support the Company's requirements in the long-term.

Off-Balance Sheet Arrangements. The Company does not have any financial instruments classified as off-balance sheet (other than operating leases) as of September 30, 2006 and September 30, 2005.

Results of Operations

The following discussion regarding the Company's financial performance during the past three fiscal years should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

Executive Summary

Fiscal year 2006 revenues, operating income and volumes grew substantially compared to the prior year. Customer demand for new and existing products and services increased, primarily in the Company's U.S. business segments. Gross margins (calculated as the difference between revenues and cost of sales and services excluding depreciation, divided by revenues) and gross profit (defined as total revenues minus cost of sales and services excluding depreciation – see "Item 6. Selected Financial Data" for a discussion of gross profit) improved due in large part to the benefits of operating leverage (i.e., due to the fixed nature of many of the Company's expenses, revenues grew at a higher rate than expenses, yielding higher profitability) on the increased volume. Selling, general and administrative expenses declined 7% during fiscal 2006 which also contributed to the improved operating income.

The Company's U.S. segments (Bayshore Industrial and ICO Polymers North America) performed very well during fiscal year 2006 with a combined operating income increase of $10.2 million, or just over 100%. The Company plans to continue to expand capacity in its U.S. facilities at a measured pace. During September 2006, the expansion at Bayshore Industrial was completed, which increased capacity at Bayshore by approximately 10%. During fiscal year 2007, the Company plans to open an operating facility in Dubai, UAE that will provide size reduction and compounding services primarily to the rotational molding industry. Also during fiscal year 2007, the Company will expand its operations in Malaysia to introduce new product lines.

Year Ended September 30, 2006 Compared to the Year Ended September 30, 2005

	Summary Financial Information Fiscal Year Ended September 30,			
	2006	2005	Change	% Change
	(Dollars in Thousands)			
Total revenues	$324,331	$296,606	$27,725	9%
SG&A [1]	34,284	37,001	(2,717)	(7)%
Operating income	21,315	8,205	13,110	160%
Income from continuing operations	13,463	5,002	8,461	169%
Net income	$12,004	$4,505	$7,499	166%
Volumes [2]	321,000	294,000	27,000	9%
Gross margin [3]	19.5%	18.0%	1.5%	
SG&A as a percentage of revenue	10.6%	12.5%	(1.9)%	
Operating income as a percentage of revenue	6.6%	2.8%	3.8%	

[1] "SG&A" is defined as selling, general and administrative expense (including stock option compensation expense).
[2] "Volumes" refers to total metric tons sold either by selling proprietary products or toll processing services.
[3] Gross margin is calculated as the difference between revenues and cost of sales and services excluding depreciation, divided by revenues.

Revenues. Total revenues increased $27.7 million or 9% to $324.3 million during fiscal year 2006 compared to fiscal year 2005. The increase in revenues is a result of the changes in volumes sold by the Company ("volume"), changes in selling prices and mix of finished products sold or services performed ("price/product mix") and, finally, the impact from changes in foreign currencies relative to the U.S. Dollar ("translation effect").

The components of the $27.7 million and 9% increase in revenues are:

	Increase/(Decrease) on Revenues	
	%	$
	(Dollars in Thousands)	
Volume	5%	$17,183
Price/product mix	5%	14,344
Translation effect	(1)%	(3,802)
Total change in revenue	9%	$27,725

The Company's revenues are impacted by product sales mix as well as the change in the Company's raw material prices ("resin prices"). As the price of resin increases or decreases, market prices for the Company's products will generally also increase or decrease. Typically, this will lead to higher or lower average selling prices. During fiscal year 2006, resin prices were 15% - 22% higher (depending upon the region and type of raw material) than fiscal 2005. A change in the Company's overall product mix caused by the increase in sales at Bayshore Industrial offset a portion of the impact on revenue from higher average prices. These two factors combined led to a net increase of $14.3 million on revenues as a result of changes in price/product mix for fiscal 2006. Although the Company participates in numerous markets and purchases numerous grades of resin, the graph below illustrates the trend in resin prices typically purchased by the Company.



Resin Price Graph
Source: Chemical Market Associates, Inc.
US$ per Metric Ton
2,000
1,800
1,600
1,400
1,200
1,000
800
Oct-04
Nov-04
Dec-04
Jan-05
Feb-05
Mar-05
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sept-06
North America Polyethylene High Density Blow Molding
Southeast Asia Polyethylene High Density Blow Molding
Western Europe Polyethylene High Density Blow Molding

Total volumes sold increased 27,000 metric tons, or 9%, during fiscal year 2006 to 321,000 metric tons. This increase in volumes sold led to an increase in revenues of $17.2 million. The volume increase was most notable at the Company's Bayshore Industrial location due to an increase in customer demand from existing customers plus the addition of new customers during the year as a result of a more specialized product mix. The translation effect of changes in foreign currencies relative to the U.S. Dollar caused a reduction in revenues of $3.8 million for fiscal year 2006 compared to fiscal year 2005. This revenue change was primarily due to a stronger U.S. Dollar compared to the Euro.

Revenues by segment for the year ended September 30, 2006 compared to the year ended September 30, 2005

	Fiscal Year Ended September 30,					
	2006	% of Total	2005	% of Total	Change	%
	(Dollars in Thousands)					
ICO Europe	$129,372	40%	$126,986	43%	$2,386	2%
Bayshore Industrial	93,005	28%	73,078	24%	19,927	27%
ICO Courtenay - Australasia	47,819	15%	47,670	16%	149	-
ICO Polymers North America	44,834	14%	40,589	14%	4,245	10%
ICO Brazil	9,301	3%	8,283	3%	1,018	12%
Total	$324,331	100%	$296,606	100%	$27,725	9%

2006 Revenues by Segment


ICO Brazil
3%
ICO Polymers
North America
14%
ICO Europe
40%
ICO Courtenay
- Australasia
15%
Bayshore
Industrial
28%

2005 Revenues by Segment


ICO Brazil
3%
ICO Polymers
North America
14%
ICO Europe
43%
ICO Courtenay
- Australasia
16%
Bayshore
Industrial
24%

ICO Europe's revenues increased $2.4 million or 2% primarily due to higher average selling prices, compared to average selling prices of the prior year prompted by higher resin costs, which caused a revenue increase of $11.4 million. Lower volumes sold of 7% as a result of lower customer demand (primarily lower tolling volumes) reduced revenues by $5.1 million. The translation effect of a stronger U.S. Dollar compared to the relevant European currencies caused a revenue decline of $3.9 million.

Bayshore Industrial's revenues increased $19.9 million or 27% primarily caused by an increase in volumes sold of 32% due to an increase in customer demand from existing customers plus the addition of new customers during the year as a result of a more specialized product mix.

ICO Courtenay-Australasia's revenues increased $0.1 million as a result of higher average selling prices ($1.3 million impact to revenues) partially offset by the translation effect of a stronger U.S. Dollar compared to the relevant Australasian currencies of $1.2 million.

ICO Polymers North America revenues increased $4.2 million or 10% as a result of higher tolling revenues of $3.4 million due in part to an increase in specialty grinding. As a result of higher average selling prices, partially offset by lower volumes, product sales revenues increased $0.8 million.

ICO Brazil's revenues increased $1.0 million or 12%, primarily due to the translation effect of a stronger Brazil Real compared to the U.S. Dollar, which increased Brazil's revenues by $1.3 million.

Gross Margins. Consolidated gross margins (calculated as the difference between revenues and cost of sales and services, excluding depreciation, divided by revenues) improved to 19.5% for fiscal year 2006 compared to 18.0% for fiscal year 2005. This improvement was primarily due to the benefits of operating leverage driven by the growth in total volumes sold. The Company takes advantage of operating leverage when volumes increase because cost of goods sold expenses such as labor and other plant expenses increase (or decrease) in a lower proportion relative to the increase in volumes. Additionally, despite higher raw material prices, the

Company improved its feedstock margins (the difference between product sales revenues and related cost of raw materials sold) as a result of the ability to pass along the higher raw material prices in the form of higher selling prices.

Selling, General and Administrative. Selling, general and administrative expenses (including stock option compensation expense) ("SG&A") declined $2.7 million or 7% during fiscal year 2006 compared to fiscal year 2005.

The decline in SG&A was due to lower legal fees of $0.9 million, lower third party Sarbanes-Oxley implementation costs of $0.9 million, lower severance expenses of $0.6 million, and lower employee medical claims expense of $0.4 million. Additionally, a stronger U.S. Dollar compared to relevant foreign currencies reduced SG&A by $0.3 million. As a percentage of revenues, SG&A declined to 10.6% as a result of the growth in revenues and the reduction in SG&A.

Impairment, restructuring and other costs. Impairment, restructuring and other costs decreased $0.4 million or 76% in fiscal 2006. This decline was a result of lower expenses as compared to fiscal 2005 from damage caused by Hurricane Rita of $55,000, lower European technical center relocation costs of $0.2 million and costs recognized in fiscal year 2005 of $0.1 million related to the closure of the Company's Swedish plant in fiscal year 2004.

Operating income. Consolidated operating income was $21.3 million for fiscal year 2006, an increase of $13.1 million or 160% from fiscal year 2005. This increase was caused primarily by the increase in gross profit (caused primarily by the volume increase) and a reduction in SG&A.

Operating income (loss) by segment and discussion of significant segment changes follows.

Operating income (loss) by segment for the year ended September 30, 2006 compared to the year ended September 30, 2005

Operating income (loss)	**Fiscal Year Ended September 30,**		
	2006	**2005**	**Change**
	(Dollars in Thousands)		
ICO Europe	$6,021	$4,201	$1,820
Bayshore Industrial	14,843	8,881	5,962
ICO Courtenay - Australasia	2,412	2,910	(498)
ICO Polymers North America	5,037	771	4,266
ICO Brazil	(459)	(951)	492
Total reportable segments	27,854	15,812	12,042
General Corporate expense	(5,682)	(6,934)	1,252
Stock option expenses and other	(857)	(673)	(184)
Consolidated	$21,315	$8,205	$13,110

Operating income (loss) as a percentage of revenues	**Fiscal Year Ended September 30,**		
	2006	**2005**	**Increase (Decrease)**
ICO Europe	5%	3%	2%
Bayshore Industrial	16%	12%	4%
ICO Courtenay - Australasia	5%	6%	(1%)
ICO Polymers North America	11%	2%	9%
ICO Brazil	(5%)	(11%)	6%
Consolidated	7%	3%	4%

ICO Europe's operating income increased $1.8 million or 43% primarily due to improved feedstock margins and lower operating costs. These benefits were partially offset by the reduction in volumes sold. The improved feedstock margins were a result of improved management of product selling prices and resin procurement. Lower depreciation expense of $0.5 million due to low levels of capital expenditures in recent years also contributed to the operating income improvement

Bayshore Industrial's operating income improved $6.0 million or 67% due to a 32% growth in total sales volumes. Although operating costs such as electricity and payroll increased due to the volume increase, this operation benefited from operating leverage of the business.

ICO Courtenay-Australasia's operating income decreased $0.5 million or 17% due to a reduction in gross margin caused by pricing pressures in New Zealand and Australia resulting from a challenging market environment which had the effect of reducing feedstock margins. The Australian market environment began to improve in the fourth quarter of fiscal year 2006.

ICO Polymers North America's operating income improved $4.3 million to $5.0 million caused by an increase in tolling revenues of $3.4 million or 19%. A reduction in medical claims expense of $1.7 million also contributed to the improved operating income.

ICO Brazil's operating loss decreased $0.5 million to a loss of $0.5 million. This improvement was a result of improved margins on product sales due to improved management of product selling prices and raw material procurement.

General corporate expenses declined $1.3 million or 18% due primarily to lower severance costs of $0.5 million, lower third party Sarbanes-Oxley implementation costs of $0.4 million (83%) and lower third-party professional accounting and legal expenses of $0.2 million (24%).

Interest expense, net. Interest expense, net of interest income, declined $0.7 million in fiscal year 2006 compared to the prior year. This decline was primarily caused by lower overall average net borrowings and the refinancings that occurred during fiscal years 2006 and 2005 which had the effect of lowering borrowing rates, including the repayment of the Company's 10 3/8% Senior Notes.

Income Taxes. The Company's effective income tax rate for continuing operations was an expense of 30% during fiscal 2006, compared to an expense of 4% during fiscal 2005. The change was primarily due to the increase in pretax income from domestic operations. In addition, in fiscal year 2005 the Company utilized previously reserved net operating losses in its Italian and Swedish subsidiaries which reduced the fiscal 2005 tax rate.

Income from continuing operations. Income from continuing operations improved from $5.0 million in fiscal 2005 to $13.5 million in fiscal 2006 due to the factors discussed above.

Loss From Discontinued Operations. On November 21, 2006, the Company entered into an agreement settling all of the pending indemnity claims asserted by National Oilwell Varco, Inc., formerly Varco International, Inc. ("NOV") relating to NOV's purchase of substantially all of the Company's Oilfield Services business on September 6, 2002. In exchange for a complete release of claims and indemnity agreement, the Company agreed to a $7.5 million payment consisting of: a cash payment of $1.1 million; release to NOV of the $5.4 million held in escrow; and a $1.0 million note payable in one year. The funds in escrow were set aside on September 6, 2002, and consisted of $5.0 million of the sale proceeds plus interest. The escrowed funds were deemed to be a doubtful collection and a reserve recorded against the $5.0 million during fiscal year 2004 through discontinued operations. As a result of the settlement, the Company recorded a pre-tax charge through discontinued operations of $2.1 million ($1.4 million after taxes) during its fiscal fourth quarter ended September 30, 2006. The loss from discontinued operations during fiscal year 2005 related to legal fees and other expenses incurred by the Company associated with discontinued operations.

Net Income. Net Income improved from $4.5 million in fiscal 2005 to $12.0 million in fiscal 2006 due to the factors discussed above.

Foreign Currency Translation. The fluctuations of the U.S Dollar against the Euro, British Pound, New Zealand Dollar, Brazilian Real, Malaysian Ringgit and the Australian Dollar have impacted the translation of revenues and expenses of the Company's international operations. The table below summarizes the impact of changing exchange rates for the above currencies between fiscal 2006 and 2005.

Revenues	$(3.8) million
Operating income	(0.3) million
Income from continuing operations before income taxes	(0.2) million
Net income	(0.2) million

Year Ended September 30, 2005 Compared to the Year Ended September 30, 2004

	Summary Financial Information Fiscal Year Ended September 30,			
	2005	2004	Change	% Change
	(Dollars in thousands)			
Total revenues	$296,606	$257,525	$39,081	15%
SG&A [1]	37,001	33,788	3,213	10%
Operating income	8,205	5,216	2,989	57%
Income from continuing operations	5,002	3,888	1,114	29%
Net income	$4,505	$257	$4,248	>100%
Volumes [2]	294,000	306,000	(12,000)	(4%)
Gross margin [3]	18.0%	18.6%	(.6%)	
SG&A as a percentage of revenue	12.5%	13.1%	(.6%)	
Operating income as a percentage of revenue	2.8%	2.0%	.8%	

[1] "SG&A" is defined as selling, general and administrative expense (including stock option compensation expense).
[2] "Volumes" refers to total metric tons sold either by selling proprietary products or toll processing services.
[3] Gross margin is calculated as the difference between revenues and cost of sales and services excluding depreciation, divided by revenues.

Revenues. Total revenues increased $39.1 million or 15% to $296.6 million during fiscal year 2005.

The components of the $39.1 million and 15% increase in revenues are:

	Increase/(Decrease)	
	%	$
	(Dollars in Thousands)	
Volume	(3%)	$(7,600)
Price/product mix [1]	15%	38,281
Translation effect [2]	3%	8,400
Total change in revenue	15%	$39,081

[1] Price/product mix refers to the impact on revenues due to changes in selling prices and the impact on revenues due to a change in the mix of finished products sold or services performed.
[2] Translation effect refers to the impact on revenues from the changes in foreign currencies relative to the U.S. Dollar.

The Company's revenues are impacted by the change in the Company's raw material prices ("resin" prices). As the price of resin increases, market prices for the Company's products will generally also increase. This will typically lead to higher average selling prices. During fiscal year 2005, resin prices rose dramatically and increased the Company's revenues by approximately $38.3 million.

Lower volumes sold of 12,000 metric tons, or 4%, resulted in lower revenues of $7.6 million during fiscal year 2005. Lower volumes were primarily due to a decline in customer demand. The translation effect of stronger foreign currencies relative to the U.S. Dollar increased revenues by $8.4 million during fiscal year 2005.

Revenues by segment for the year ended September 30, 2005 compared to the year ended September 30, 2004

	Fiscal Year Ended September 30,					
	2005	% of Total	2004	% of Total	Change	%
	(Dollars in Thousands)					
ICO Europe	$126,986	43%	$112,554	44%	$14,432	13%
Bayshore Industrial	73,078	24%	60,285	23%	12,793	21%
ICO Courtenay - Australasia	47,670	16%	40,640	16%	7,030	17%
ICO Polymers North America	40,589	14%	36,773	14%	3,816	10%
ICO Brazil	8,283	3%	7,273	3%	1,010	14%
Total	$296,606	100%	$257,525	100%	$39,081	15%

2005 Revenues by Segment


ICO Brazil 3%
ICO Polymers North America 14%
ICO Europe 43%
ICO Courtenay - Australasia 16%
Bayshore Industrial 24%

2004 Revenues by Segment


ICO Brazil 3%
ICO Polymers North America 14%
ICO Europe 44%
ICO Courtenay - Australasia 16%
Bayshore Industrial 23%

ICO Europe's revenues increased $14.4 million or 13% caused by the translation effect of stronger European currencies compared to the U.S. Dollar of $4.9 million and an increase of $17.2 million due to an increase in average selling prices prompted by higher resin prices. A decline in volumes sold of 9% caused by a reduction in customer demand resulted in a decrease in revenues of $7.7 million.

Bayshore Industrial's revenues increased $12.8 million or 21% as a result of higher average selling prices due to higher raw material prices ($8.7 million impact) as well as an increase in volumes sold of 7% ($4.1 million impact). The volume increase was due to gaining new customers and an increase in customer demand.

ICO Courtenay – Australasia's revenues increased $7.0 million or 17% primarily as a result of higher average selling prices prompted by higher resin costs ($6.4 million impact) as well as the translation effect of stronger Australian and New Zealand dollar currencies compared to the U.S. Dollar of $2.4 million, offset by reduced volumes sold of 4% ($1.7 million impact) due to lower customer demand in New Zealand.

ICO Polymers North America revenues increased $3.8 million or 10% due to higher average selling prices ($4.4 million) and product sales volumes ($0.5 million impact), offset by lower tolling revenues of $1.1 million primarily caused by a decline in volumes. The decline in volumes was primarily due to a reduction in customer demand.

ICO Brazil's revenues increased $1.0 million or 14% during fiscal 2005 due to the stronger Brazilian Real compared to the U.S. Dollar ($1.1 million impact) and higher selling prices ($0.8 million impact) offset by the effect of lower customer demand which reduced revenues by $0.9 million.

Gross Margins. Consolidated gross margins (calculated as the difference between revenues and cost of sales and services, divided by revenues) were 18.0% in fiscal year 2005 compared to 18.6% during fiscal year 2004. The reduction in gross margin was caused by lower service and product sales volumes and an increase in product sales prices and hence higher sales revenues which increased primarily due to rising resin prices. Higher resin prices have historically resulted in an increase in the market price of the

Company's products and, thus, higher selling prices, which may cause a reduction in gross margin. Partially offsetting this decline was an improvement in the Company's feedstock margin per ton (feedstock margin is equal to product sales revenues less raw material costs). Although resin prices increased, the Company was able to maintain feedstock margin by passing along the higher resin costs in the form of higher selling prices. Additionally, the Company successfully managed the timing of raw material purchases which also benefited gross margins.

Selling, General and Administrative. Selling, general and administrative expenses (including stock option compensation expense of $0.7 million in fiscal 2005 and $0.7 million in fiscal 2004) ("SG&A") increased $3.2 million or 10% during 2005. SG&A increased in fiscal year 2005 as a result of higher compensation and benefits cost (including employee medical costs) of $0.8 million, stronger foreign currencies compared to the U.S. Dollar (an impact of approximately $1.0 million) and an increase in severance costs of $0.6 million. In addition, the Company incurred $1.0 million of Sarbanes-Oxley implementation costs during fiscal year 2005 compared to $55,000 in fiscal year 2004. Professional accounting fees also increased $1.1 million primarily as a result of the higher audit costs for fiscal 2005 due to Sarbanes-Oxley. These increases were partially offset by lower profit sharing expenses of $0.5 million. As a percentage of revenues, SG&A (including stock option compensation expense) declined to 12.5% of revenue during fiscal year 2005 compared to 13.1% for fiscal year 2004.

Included in SG&A are the following expenses:

	Fiscal Year Ended September 30,		
	2005	**2004**	**Change**
	(Dollars in Thousands)		
Professional accounting fees	$2,110	$1,010	$1,100
Severance expense	680	75	605
Third party Sarbanes - Oxley implementation expense	1,015	55	960
Total	$3,805	$1,140	$2,665

Impairment, restructuring and other costs. Impairment, restructuring and other costs decreased $0.4 million or 43% in fiscal 2005 compared to fiscal 2004 due to events discussed below.

The Company's China, Texas plant located near Beaumont suffered minor damage from Hurricane Rita in September 2005. As a result of the hurricane, the Company incurred $110,000 of costs in September 2005 associated with employee hardship expenses and temporary plant expenses to get the facility operational again. During fiscal 2005, the Company relocated its European technical center to a new location in the U.K. and recognized $0.2 million of costs. The Company also incurred $135,000 of additional costs associated with the closure of its Swedish manufacturing operation.

In connection with the closure of the Company's Swedish manufacturing operation during the fourth quarter of fiscal 2004, the Company recognized $0.6 million of costs for severance, contract termination expenses and other related costs in fiscal year 2004. In addition, the Company incurred net severance costs of $160,000 during fiscal 2004 related to the termination of certain employees in North America and Europe. In fiscal year 2004, the Company also incurred $55,000 of other costs associated with the closure of a rotational mold fabrication business in the UK.

Operating income. Consolidated operating income improved $3.0 million or 57% during fiscal year 2005. The increase was primarily due to the increase in gross profit offset by higher SG&A. Gross profit increased despite lower gross margins due to improved feedstock margins exceeding the gross profit impact from lower sales and service volumes.

Operating income (loss) by segment and discussion of significant segment changes follows.

Operating income (loss) by segment for the year ended September 30, 2005 compared to the year ended September 30, 2004

Operating income (loss)	**Fiscal Year Ended September 30,**		
	2005	**2004**	**Change**
	(Dollars in Thousands)		
ICO Europe	$4,201	$2,400	$1,801
Bayshore Industrial	8,881	5,511	3,370
ICO Courtenay - Australasia	2,910	3,999	(1,089)
ICO Polymers North America	771	1,444	(673)
ICO Brazil	(951)	118	(1,069)
Total reportable segments	15,812	13,472	2,340
General Corporate expense	(6,934)	(7,577)	643
Stock option expenses and other	(673)	(679)	6
Consolidated	$8,205	$5,216	$2,989

Operating income (loss) as a percentage of revenues	**Fiscal Year Ended September 30,**		
	2005	**2004**	**Increase**
ICO Europe	3%	2%	1%
Bayshore Industrial	12%	9%	3%
ICO Courtenay - Australasia	6%	10%	(4%)
ICO Polymers North America	2%	4%	(2%)
ICO Brazil	(11%)	2%	(13%)
Consolidated	3%	2%	1%

ICO Europe's operating income improved $1.8 million or 75%. This improvement was primarily a result of an increase in feedstock margin per metric ton due to improved product sales pricing management (approximately $3.3 million positive impact) and a reduction in manufacturing costs of $1.7 million due primarily to the closure and consolidation of the Company's Swedish plant. These improvements were partially offset by the impact of lower customer demand, which reduced volumes sold by 9%, and third-party Sarbanes-Oxley implementation costs of $0.3 million.

Bayshore Industrial's operating income improved $3.4 million or 61% due to an increase in feedstock margin per metric ton sold and growth in volumes. Bayshore was able to gain operating leverage as a result of the increase in volumes.

ICO Courtenay - Australasia's operating income declined $1.1 million or 27% primarily as a result of a reduction in volumes sold and an increase in SG&A of $1.6 million. The increase in SG&A was caused by an increase in payroll costs of $0.5 million, a stronger Australian Dollar and New Zealand Dollar compared to the U.S. Dollar ($0.3 million impact), higher bad debt expense of $0.2 million, an increase in legal fees of $0.3 million and third party Sarbanes-Oxley implementation costs of $0.1 million.

ICO Polymers North America's operating income declined $0.7 million or 47% to $0.8 million primarily caused by higher employee medical expenses of $1.2 million and lower tolling revenues caused mostly by reduced customer demand. These items were partially offset by an improvement in feedstock margin per metric ton due to rising resin prices and better inventory management, which increased operating income by $0.9 million, lower manufacturing costs (excluding medical expenses) of $0.6 million and lower SG&A (excluding medical expenses) of $0.3 million.

ICO Brazil's operating income (loss) declined $1.1 million to a loss of $1.0 million. The lower profitability was primarily due to a reduction in feedstock margins of $0.3 million and higher bad debt expense of $0.3 million related primarily to certain slow paying customers. The Brazilian market has been under pressure due to higher resin prices and a weak U.S. Dollar which reduced customer demand. In addition, an extended drought in Southern Brazil has reduced customer demand within the agriculture segment of the market.

General corporate expenses declined $0.6 million or 8% due to lower expenses related to lower payroll costs of $0.4 million, a reduction in profit sharing expense of $0.5 million, a reduction in external legal fees of $0.2 million and lower employee placement costs of $0.2 million. These reductions were partially offset by higher severance costs of $0.5 million and higher external accounting fees of $0.4 million due primarily to the audit for Sarbanes-Oxley.

Net Interest Expense. Net interest expense increased $0.2 million or 6% compared to fiscal 2004 due to an increase in average debt during the year and higher interest rates.

Income Taxes. The Company's effective income tax rate for continuing operations was an expense of 4% during fiscal 2005, compared to a benefit of 54% during fiscal 2004. The change was partially due to the relation between pretax income or loss to nondeductible items and other permanent differences and the mix of pretax income or loss generated by the Company's operations in various taxing jurisdictions. In addition, during both fiscal years, the Company generated taxable income in certain European subsidiaries that enabled those subsidiaries to utilize tax assets that were previously reserved of $1.0 million and $2.1 million in fiscal years 2005 and 2004, respectively.

Income from continuing operations. Income from continuing operations improved from $3.9 million in fiscal 2004 to $5.0 million in fiscal 2005 due to the factors discussed above.

Loss From Discontinued Operations, net of income taxes. Loss from discontinued operations, net of income taxes, decreased from a loss of $3.6 million to a loss of $0.5 million. This improvement is primarily caused by a $5.0 million pre tax reserve placed against the receivable of escrowed sales proceeds during fiscal 2004 relating to the sale of the Company's Oilfield Services business to NOV in 2002. The $0.5 million of loss during fiscal year 2005 relates primarily to legal and other expenses incurred related to discontinued operations.

Net Income. Net Income improved $4.2 million from $0.3 million in fiscal 2004 to $4.5 million in fiscal 2005 due to the factors discussed above.

Foreign Currency Translation. The fluctuations of the U.S Dollar against the Euro, Swedish Krona, British Pound, New Zealand Dollar, Brazilian Real, Malaysian Ringgit and the Australian Dollar have impacted the translation of revenues and expenses of the Company's international operations. The table below summarizes the impact of changing exchange rates for the above currencies between fiscal 2005 and 2004.

Revenues	$8.4 million
Operating income	0.2 million
Income from continuing operations before income taxes	0.1 million
Net income	0.1 million

Off-Balance Sheet Arrangements

The Company does not have any financial instruments classified as off-balance sheet (other than operating leases) as of September 30, 2006 and 2005.

Forward-Looking Statements

The statements contained in all parts of this document, including, but not limited to, timing of new services or facilities, ability to compete, future capital expenditures, effects of compliance with laws, fluctuation of the U.S. Dollar against foreign currencies, matters relating to operating facilities, effect and cost of litigation and remediation, future liquidity, future acquisitions, future market conditions, reductions in expenses, derivative transactions, net operating losses, tax credits, tax refunds, demand for the Company's products and services, future growth plans, financial results and any other statements which are not historical facts are forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. When words such as "anticipate," "believe," "estimate," "intend," "expect," "plan" and similar expressions are used, they are intended to identify the statements as forward-looking. Actual results, performance or achievements can differ materially from results suggested by these forward-looking statements due to a number of factors, including results of operations, the Company's financial condition, results of litigation, capital expenditures and other spending requirements, demand for the Company's products and services and those described below and elsewhere in this document and those described in the Company's other filings with the SEC.

You should carefully consider the factors in "Item 1A. Risk Factors" and other information contained in this report. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties not presently known to us, which we currently deem immaterial or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the risk factors actually occurs, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, the trading price of our Common Stock could decline, and you may lose all or part of your investment.

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3.* SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change in accounting principle. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 further requires a change in depreciation, amortization or depletion method for long-lived, non-financial assets to be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No.154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company will adopt this statement effective October 1, 2006. The adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company is required to adopt FIN 48 effective October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized on adoption of FIN 48. The Company is currently evaluating the impact this new standard will have on its future results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS Nos. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 contains a number of amendments to current accounting for defined benefit plans; however, the primary change is the requirement to recognize in the balance sheet the overfunded or underfunded status of a defined benefit plan measured as the difference between the fair value of plan assets and the projected benefit obligation. Stockholders' equity will also be increased or decreased (through "other comprehensive income") for the overfunded or underfunded status. SFAS No. 158 does not change the determination of pension plan liabilities or assets, or the income statement recognition of periodic pension expense. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The Company will adopt these provisions of the standard as of September 30, 2007. The Company has a defined benefit plan in its Holland and France subsidiaries. At September 30, 2006, the projected benefit obligations of the Company's plans exceeded plan assets by approximately $1.7 million. Had the Company adopted the provisions of SFAS No. 158 as of September 30, 2006, Other Current Liabilities would have been increased by approximately $0.8 million, Deferred Income Taxes would have been reduced by approximately $0.2 million and Stockholders' Equity would have been reduced by approximately $0.6 million.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather, its application will be made pursuant to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. This standard will be effective for the Company starting with our interim period ending December 31, 2008. The provisions of SFAS No. 157 are to be applied prospectively upon adoption, except for limited specified exceptions. The Company does not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. The SEC staff, in SAB No. 108, established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of a company's financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if SAB No. 108 had always been used or (ii) recording the cumulative effect of initially applying SAB No. 108. The Company will initially apply the provisions of SAB No. 108 in connection with the preparation of its annual financial statements for the year ending September 30, 2007. The Company does not expect the initial application of SAB No. 108 to result in a restatement of prior financial statements or the recording by the Company of a cumulative adjustment.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposures include debt obligations carry variable interest rates, foreign currency exchange risk and resin price risk. As of September 30, 2006, the Company had $45.8 million of net investment in foreign wholly-owned subsidiaries. The Company does not hedge the foreign exchange rate risk inherent with this non-U.S. Dollar denominated investment. The Company does enter into forward currency exchange contracts related to future purchase obligations denominated in a nonfunctional currency. These forward currency exchange contracts qualify as cash flow hedging instruments and are highly effective. The Company recognizes the amount of hedge ineffectiveness in the Consolidated Statement of Operations. The hedge ineffectiveness was not a significant amount for the twelve months ended September 30, 2006, 2005 and 2004, respectively. The Company's principle foreign currency exposures relate to the Euro, British Pound, Australian Dollar, New Zealand Dollar, Malaysian Ringgit and Brazilian Real. The following table includes the total foreign exchange contracts outstanding on September 30, 2006 and September 30, 2005:

	As of	
	September 30, 2006	September 30, 2005
	(Dollars in Thousands)	
Notional value	$3,565	$6,383
Fair market value	3,565	6,461
Maturity Dates	October 2006 through December 2006	October 2005 through February 2006

The Company's revenues and profitability are impacted by the change in resin prices. The Company uses various resins (primarily polyethylene) to make its products. As the price of resin increases or decreases, market prices for the Company's products will generally also increase or decrease. This will typically lead to higher or lower average selling prices and will impact the Company's operating income and operating margin. The impact on operating income is due to a lag in matching the change in raw material cost of goods sold and the change in product sales prices. As of September 30, 2006 and September 30, 2005, the Company had $21.7 million and $20.3 million of raw material inventory and $19.3 million and $13.8 million of finished goods inventory, respectively. The Company attempts to minimize its exposure to resin price changes by monitoring and carefully managing the quantity of its inventory on hand and product sales prices.

The Company's variable interest rates subject the Company to the risks of increased interest costs associated with any upward movements in market interest rates. As of September 30, 2006, the Company had $20.5 million of variable interest rate debt. The Company's variable interest rates are tied to various bank rates. At September 30, 2006, based on our current level of borrowings, a 1% increase in interest rates would increase interest expense annually by approximately $0.2 million.

Foreign Currency Intercompany Accounts and Notes Receivable. From time-to-time, the Company's U.S. subsidiaries provide capital to foreign subsidiaries of the Company through U.S. dollar denominated interest bearing promissory notes. In addition, certain of the Company's foreign subsidiaries also provide access to capital to other foreign subsidiaries of the Company through foreign currency denominated interest bearing promissory notes. Such funds are generally used by the Company's foreign subsidiaries to purchase capital assets and/or for general working capital needs. In addition, the Company's U.S. subsidiaries sell products to the Company's foreign subsidiaries in U.S. dollars on trade credit terms. The Company's foreign subsidiaries also sell products to other foreign subsidiaries of the Company denominated in foreign currencies that may not be the functional currency of the foreign subsidiaries. Because these intercompany debts are accounted for in the local functional currency of the foreign subsidiary, any appreciation or depreciation of the foreign currencies the transactions are denominated in will result in a gain or loss, respectively, to the Consolidated Statement of Operations. These intercompany loans are eliminated in the Company's Consolidated Balance Sheet. At September 30, 2006, the Company had the following significant outstanding intercompany amounts as described above:

Country of subsidiary with intercompany receivable	Country of subsidiary with intercompany payable	Amount in US$ as of September 30, 2006	Currency denomination of receivable
New Zealand	Australia	$1.6 million	New Zealand Dollar
New Zealand	Malaysia	$1.2 million	New Zealand Dollar
U.S.	Italy	$1.1 million	U.S. Dollar

Item 8. Financial Statements and Supplementary Data

The response to this Item is submitted as a separate section of this report. See index to this information on Page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended, that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company carried out an assessment, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to evaluate the effectiveness of the design and operation of the Company's disclosure controls and procedures, as of September 30, 2006. The Company's Chief Executive Officer and Chief Financial Officer concluded, based on the material weakness described below, that the Company's disclosure controls and procedures were not effective at a reasonable level of assurance as of September 30, 2006.

In light of the material weakness described below, management performed additional analysis and other procedures to ensure that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report on Form 10-K fairly present in all material respects the Company's financial condition, results of operations and cash flows for the periods presented.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in "*Internal Control - Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of September 30, 2006, the Company did not maintain effective controls over the accounting for cumulative preferred stock in the earnings per share calculation. Specifically, the Company did not maintain effective controls over the accounting for cumulative preferred stock in the calculation of the Company's basic and diluted earnings per share. This control deficiency resulted in the restatement of the consolidated financial statements for the periods ended September 30, 2005 and 2004 and for each of the quarters ended December 31, 2005 and 2004, March 31, 2006 and 2005, June 30, 2006 and 2005 and September 30, 2005, and resulted in an audit adjustment to the consolidated financial statements for the period ended September 30, 2006. Additionally, this control deficiency could result in misstatements of the earnings per share amounts that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness.

As a result of the material weakness described above, management has concluded that the Company's internal control over financial reporting as of September 30, 2006 is not effective based on criteria established in *Internal Control - Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

Remediation of the Material Weakness in Internal Control Over Financial Reporting

Management has determined that, as of the date of this filing, the material weakness in the Company's internal control over financial reporting with respect to accounting for cumulative preferred stock in the calculation of basic and diluted earnings per share in accordance with SFAS No. 128 has been remediated. Management's remediation efforts resulted in the inclusion of enhanced procedures in management's review of disclosures in the financial statements designed to ensure the appropriate accounting for the effects of cumulative preferred stock in the Company's earnings per share calculation.

Changes In Internal Control and Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2006 that materially affected, or were reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item is incorporated by reference to information under the caption "Proposal 1 – Election of Directors" and to the information under the caption "Section 16(a)" in the Company's definitive Proxy Statement (the "Proxy Statement") for its 2007 Annual Meeting of Shareholders. The Proxy Statement or the information to be so incorporated will be filed with the Securities and Exchange Commission (the "Commission") not later than 120 days subsequent to September 30, 2006.

The Company has adopted a Code of Business Ethics that applies to, among others, its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. The Company's Code of Business Ethics is available upon request by contacting the Company's General Counsel at (713) 351-4100 or on our website at www.icopolymers.com. If we make any substantive amendments to the Code of Business Ethics or grant any waiver, including any implicit waiver, from a provision of the Code of Business Ethics applicable to our Chief Executive Officer, Chief Financial Officer or Chief Accounting Officer, we will make a public disclosure of the nature of such amendment or waiver.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2007 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2007 Annual Meeting of Shareholders.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2007 Annual Meeting of Shareholders.

Item 14. Principal Accounting Fees and Services

The information required by this item is incorporated herein by reference to the Proxy Statement for the Company's 2007 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) and (a)(2) The response to this portion of Item 15 is submitted as a separate section of this report on page F-1.

(b) Exhibits required by Item 601 of S-K:

The following instruments and documents are included as Exhibits to this Form 10-K. Exhibits incorporated by reference are so indicated by parenthetical information.

Exhibit No.	Exhibit
3.1 -	Articles of Incorporation of the Company dated March 20, 1998 (filed as Exhibit 3.1 to Form 10-Q dated August 13, 1998)
3.2 -	Amended and Restated By-Laws of the Company dated August 9, 2005 (filed as Exhibit 3.2 to Form 10-Q dated August 12, 2005)
3.3 -	Statement of Designation of $6.75 Convertible Exchangeable Preferred Stock dated March 30, 1998 (filed as Exhibit 3.2 to Form 10-K dated December 23, 1998)
3.4 -	Certificate of Amendment of Statement of Designation Establishing $6.75 Convertible Exchangeable Preferred Stock (filed as Exhibit 4.1 to Form 10-Q dated August 13, 2004)
3.5	Certificate of Amendment of Statement of Designation Establishing $6.75 Convertible Exchangeable Preferred Stock, effective November 13, 2006 (filed as Appendix A to Schedule 14C dated October 20, 2006)
3.6 -	Certificate of Designation of Junior Participating Preferred Stock of ICO Holdings, Inc. dated March 30, 1998 (filed as Exhibit 3.3 to Form 10-K dated December 23, 1998)
10.1	Amendment and Ratification Agreement dated September 15, 2006 between Computershare Investor Services LLC and ICO, Inc. (filed as Exhibit 10.1 to Form 8-K dated September 18, 2006)
10.2	Credit Agreement dated as of October 27, 2006 among ICO, Inc., Bayshore Industrial L.P. and ICO Polymers North America, Inc. as borrowers and KeyBank National Association as administrative agent for the Lenders. (filed as Exhibit 10.1 to Form 8-K dated October 30, 2006)
10.3 -	Purchase Agreement dated July 2, 2002, by and among Varco International, Inc., Varco L.P., Varco Coating Ltd., as Buyers, and ICO, Inc. ICO Global Services, Inc., ICO Worldwide, Inc., ICO Worldwide Tubular Services Pte Ltd., The Innovation Company, S.A. de C.V. and ICO Worldwide (UK) Ltd, as Sellers (filed as Exhibit 10.1 to Form 8-K dated July 3, 2002)
10.4	Agreement of Settlement and Release in Full dated November 21, 2006 (filed as Exhibit 10.1 to Form 8-K dated November 22, 2006)
10.5 -	ICO, Inc. 1985 Stock Option Plan, as amended (filed as Exhibit B to the Registrant's Definitive Proxy Statement dated April 27, 1987 for the 1987 Annual Meeting of Shareholders)
10.6 -	Fourth Amended and Restated 1993 Stock Option Plan for Non-Employee Directors of ICO, Inc. (filed as Exhibit 10.1 to form 10-Q dated August 7, 2006)
10.7 -	1994 Stock Option Plan of ICO, Inc. (filed as Exhibit A to Registrant's Definitive Proxy Statement dated June 24, 1994 for the 1994 Annual Meeting of Shareholders)
10.8 -	First Amended and Restated ICO, Inc. 1995 Stock Option Plan (filed as Exhibit 10.11 to the Company's Form 10-K dated December 8, 2005)
10.9 -	First Amended and Restated ICO, Inc. 1996 Stock Option Plan (filed as Exhibit 10.11 to the Company's Form 10-K dated December 8, 2005)
10.10 -	Fourth Amended and Restated ICO, Inc. 1998 Stock Option Plan (filed as Exhibit 10.2 to Form 10-Q dated August 7, 2006)
10.11*	Incentive Stock Option Agreement (the Company's standard form for employee stock option agreements)

Exhibit No.	Exhibit
10.12 -	Stock Option Agreement between ICO, Inc. and A. John Knapp, Jr., dated October 3, 2005 (filed as Exhibit 10.1 to form 8-K dated October 7, 2005)
10.13 -	Stock Option Agreement between ICO, Inc. and A. John Knapp, Jr., dated November 18, 2005 (filed as Exhibit 10.16 to Form 10-K dated December 8, 2005)
10.14 -	Employment Agreement between ICO, Inc. and A. John Knapp, Jr., executed on October 5, 2005, to be effective as of October 1, 2005 (filed as Exhibit 10.2 to form 8-K dated October 7, 2005)
10.15*	First Amendment to Employment Agreement between ICO, Inc. and A. John Knapp, Jr., dated October 1, 2006, to be effective August 30, 2006
10.16 -	Second Amended and Restated Employment Agreement between ICO, Inc. and Jon C. Biro, dated January 28, 2004 (filed as Exhibit 10.2 to Form 10-Q dated January 30, 2004)
10.17 -	First Amendment to Second Amended and Restated Employment Agreement between ICO, Inc. and Jon C. Biro, dated February 11, 2005 (filed as Exhibit 10.2 to Form 10-Q dated February 11, 2005)
10.18	Second Amendment to Second Amended and Restated Employment Agreement between ICO, Inc. and Jon Biro, dated January 20, 2006. (filed as Exhibit 10.1 to Form 8-K dated January 20, 2006)
10.19 -	Employment Contract by and between Dario Eduardo Masutti and J.R. Courtenay (N.Z.) Limited, dated March 20, 1998 (filed as Exhibit 10.3 to Form 10-Q dated February 11, 2005)
10.20 -	Agreement by and between Derek Bristow and ICO Europe B.V., dated July 17, 2003 (filed as Exhibit 10.4 to Form 10-Q dated February 11, 2005)
10.21 -	Agreement between Derek Bristow and ICO Europe B.V. dated July 6, 2005, and executed by Mr. Bristow on July 25, 2005 (filed as Exhibit 10.3 to Form 10-Q dated August 12, 2005)
10.22 -	Stock Option Agreement between Gregory T. Barmore and ICO, Inc. dated November 18, 2005 (filed as Exhibit 10.1 to Form 8-K dated March 15, 2006)
10.23 -	Stock Option Agreement between Gregory T. Barmore and ICO, Inc. dated November 18, 2005 (filed as Exhibit 10.2 to Form 8-K dated March 15, 2006)
21.1* -	Subsidiaries of the Company
23.1* -	Consent of independent accountants
31.1* -	Certification of Chief Executive Officer of ICO, Inc. pursuant to 15 U.S.C. Section 7241
31.2* -	Certification of Chief Financial Officer of ICO, Inc. pursuant to 15 U.S.C. Section 7241
32.1* -	Certification of Chief Executive Officer of ICO, Inc. pursuant to 18 U.S.C. Section 1350
32.2* -	Certification of Chief Financial Officer of ICO, Inc. pursuant to 18 U.S.C. Section 1350

*Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICO, Inc.

By: /s/ A. John Knapp, Jr.

A. John Knapp, Jr.
President, Chief Executive Officer, and Director (Principal Executive Officer)

Date: December 13, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Gregory T. Barmore Gregory T. Barmore	Chairman of the Board	December 13, 2006
/s/ A. John Knapp, Jr. A. John Knapp, Jr.	President, Chief Executive Officer, and Director (Principal Executive Officer)	December 13, 2006
/s/ Jon C. Biro Jon C. Biro	Chief Financial Officer, Treasurer, and Director (Principal Financial Officer)	December 13, 2006
/s/ Eric O. English Eric O. English	Director	December 13, 2006
/s/ David E.K. Frischkorn, Jr. David E.K. Frischkorn, Jr.	Director	December 13, 2006
/s/ Daniel R. Gaubert Daniel R. Gaubert	Director	December 13, 2006
/s/ John F. Gibson John F. Gibson	Director	December 13, 2006
/s/ Charles T. McCord, III Charles T. McCord, III	Director	December 13, 2006
/s/ Warren W. Wilder Warren W. Wilder	Director	December 13, 2006

ICO, INC. AND SUBSIDIARIES

FORM 10-K

INDEX OF FINANCIAL STATEMENTS

The following financial statements of ICO, Inc. and subsidiaries are required to be included by Item 15:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted or the information is presented in the consolidated financial statements or related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of ICO, Inc.:

We have completed integrated audits of ICO, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedules

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of ICO, Inc. and its subsidiaries at September 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company restated its consolidated financial statements for the years ended September 30, 2005 and 2004.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company did not maintain effective internal control over financial reporting as of September 30, 2006, because of the effect of a material weakness related to ineffective controls over the accounting for cumulative preferred stock in the earnings per share calculation, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. As of September 30, 2006, the following material weakness has been identified and included in management's assessment:

The Company did not maintain effective controls over the accounting for cumulative preferred stock in the earnings per share calculation. Specifically, the Company did not maintain effective controls over the accounting for cumulative preferred stock in the calculation of the Company's basic and diluted earnings per share. This control deficiency resulted in the restatement of the consolidated financial statements for the periods ended September 30, 2005 and 2004 and for each of the quarters ended December 31, 2005 and 2004, March 31, 2006 and 2005, June 30, 2006 and 2005 and September 30, 2005, and resulted in an audit adjustment to the consolidated financial statements for the period ended September 30, 2006. Additionally, this control deficiency could result in misstatements of the earnings per share amounts that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, management has concluded that this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that ICO, Inc. did not maintain effective internal control over financial reporting as of September 30, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, ICO, Inc. has not maintained effective internal control over financial reporting as of September 30, 2006, based on criteria established in *Internal Control - Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP
Houston, Texas 77002
December 13, 2006

ICO, INC.
CONSOLIDATED BALANCE SHEET

	September 30, 2006	September 30, 2005
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$17,427	$3,234
Trade receivables (less allowance for doubtful accounts of $2,509 and $2,144, respectively)	67,742	57,132
Inventories	41,961	35,006
Deferred income taxes	2,195	2,579
Prepaid and other current assets	6,775	5,542
Total current assets	136,100	103,493
Property, plant and equipment, net	50,884	49,274
Goodwill	8,585	8,831
Other assets	2,392	2,657
Total assets	$197,961	$164,255
LIABILITIES, STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS		
Current liabilities:		
Short-term borrowings under credit facilities	$17,214	$8,989
Current portion of long-term debt	4,696	5,657
Accounts payable	35,809	31,387
Accrued salaries and wages	5,360	4,181
Income taxes payable	4,188	1,459
Other current liabilities	11,332	10,438
Total current liabilities	78,599	62,111
Long-term debt, net of current portion	21,559	18,993
Deferred income taxes	4,210	4,383
Other long-term liabilities	1,876	1,678
Total liabilities	106,244	87,165
Commitments and contingencies	–	–
Stockholders' equity:		
Convertible exchangeable preferred stock, without par value – 345,000 shares authorized; 322,500 shares issued and outstanding with a liquidation preference of $40,410 and $38,234, respectively	13	13
Undesignated preferred stock, without par value – 105,000 shares authorized; No shares issued and outstanding	–	–
Common stock, without par value – 50,000,000 shares authorized; 25,792,168 and 25,544,997 shares issued and outstanding, respectively	45,087	44,265
Additional paid-in capital	104,844	104,134
Accumulated other comprehensive loss	(154)	(1,245)
Accumulated deficit	(58,073)	(70,077)
Total stockholders' equity	91,717	77,090
Total liabilities and stockholders' equity	$197,961	$164,255

The accompanying notes are an integral part of these consolidated financial statements.

ICO, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Years Ended September 30,		
	2006	2005 (restated)	2004 (restated)
	(In thousands, except share data)		
Revenues:			
Sales	$289,163	$262,818	$221,700
Services	35,168	33,788	35,825
Total revenues	324,331	296,606	257,525
Cost and expenses:			
Cost of sales (exclusive of depreciation shown separately below)	238,735	220,961	186,817
Cost of services (exclusive of depreciation shown separately below)	22,493	22,179	22,854
Selling, general and administrative	34,284	37,001	33,788
Depreciation	7,287	7,584	7,779
Amortization of intangibles	99	188	217
Impairment, restructuring and other costs	118	488	854
Operating income	21,315	8,205	5,216
Other income (expense):			
Interest expense, net	(2,091)	(2,836)	(2,663)
Other income (expense)	75	(149)	(35)
Income from continuing operations before income taxes	19,299	5,220	2,518
Provision (benefit) for income taxes	5,836	218	(1,370)
Income from continuing operations	13,463	5,002	3,888
Loss from discontinued operations, net of benefit for income taxes of $786, $268, and $1,955, respectively	(1,459)	(497)	(3,631)
Net income	$12,004	$4,505	$ 257
Undeclared and unpaid Preferred Stock dividends, as restated	(2,176)	(2,176)	(2,176)
Net income (loss) applicable to common stock, as restated	$9,828	$2,329	$(1,919)
Basic and diluted income per share:			
Basic income from continuing operations, as restated	$.44	$.11	$.07
Basic net income (loss) per common share, as restated	$.38	$.09	$(.08)
Diluted income from continuing operations, as restated	$.43	$.11	$.07
Diluted net income (loss) per common share, as restated	$.37	$.09	$(.08)
Basic weighted average shares outstanding	25,680,000	25,442,000	25,276,000
Diluted weighted average shares outstanding, as restated	26,255,000	25,816,000	25,329,000

The accompanying notes are an integral part of these consolidated financial statements.

ICO, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$12,004	$4,505	$257
Loss from discontinued operations	1,459	497	3,631
Depreciation and amortization	7,386	7,772	7,996
Stock option compensation expense	857	673	679
Impairment, restructuring and other costs	—	—	463
Changes in assets and liabilities providing/(requiring) cash:			
Receivables	(9,021)	(3,974)	(9,526)
Inventories	(6,121)	(2,599)	(7,125)
Other assets	(1,874)	(1,424)	687
Income taxes payable	3,571	609	350
Deferred taxes	1,346	(932)	(684)
Accounts payable	3,612	(479)	8,514
Other liabilities	279	201	(426)
Net cash provided by operating activities by continuing operations	13,498	4,849	4,816
Net cash used for operating activities by discontinued operations	(353)	(822)	(1,431)
Net cash provided by operating activities	13,145	4,027	3,385
Cash flows used for investing activities:			
Capital expenditures	(8,080)	(5,039)	(4,725)
Proceeds from disposition of property, plant and equipment	13	953	450
Net cash used for investing activities for continuing operations	(8,067)	(4,086)	(4,275)
Cash flows provided by (used for) financing activities:			
Common stock transactions	422	214	149
Increase in short-term borrowings under credit facilities, net	7,977	137	2,456
Proceeds from long-term debt	11,930	13,826	1,550
Repayments of long-term debt	(10,990)	(12,437)	(5,597)
Debt financing costs	(326)	(267)	—
Net cash provided by (used for) financing activities for continuing operations	9,013	1,473	(1,442)
Effect of exchange rates on cash	102	(111)	149
Net increase (decrease) in cash and equivalents	14,193	1,303	(2,183)
Cash and cash equivalents at beginning of period	3,234	1,931	4,114
Cash and cash equivalents at end of period	$17,427	$3,234	$1,931
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$(2,365)	$(3,166)	$(2,692)
Income taxes	(2,390)	(3,461)	(1,976)

The accompanying notes are an integral part of these consolidated financial statements.

ICO, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Preferred Stock	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
				(In thousands, except share data)				
Balance at September 30, 2003	$13	25,146,550	$43,555	$102,811		$(4,211)	$(74,839)	$67,329
Issuance of shares in connection with employee benefit plans	-	110,921	103	-		-	-	103
Issuance of stock options	-	-	-	679		-	-	679
Exercise of employee stock options	-	81,295	149	(38)		-	-	111
Translation adjustment	-	-	-	-	$2,558	2,558	-	2,558
Unrealized net loss on foreign currency hedges	-	-	-	-	(96)	(96)	-	(96)
Net income	-	-	-	-	257	-	257	257
Comprehensive income	-	-	-	-	$2,719	-	-	-
Balance at September 30, 2004	13	25,338,766	43,807	103,452		(1,749)	(74,582)	70,941
Issuance of shares in connection with employee benefit plans	-	83,603	244			-	-	244
Issuance of stock options	-	-	-	673		-	-	673
Exercise of employee stock options	-	122,628	214	9		-	-	223
Translation adjustment	-	-	-	-	$411	411	-	411
Unrealized net gain on foreign currency hedges	-	-	-	-	93	93	-	93
Net income	-	-	-	-	4,505	-	4,505	4,505
Comprehensive income	-	-	-	-	$5,009	-	-	-
Balance at September 30, 2005	13	25,544,997	44,265	104,134		(1,245)	(70,077)	77,090
Issuance of shares in connection with employee benefit plans	-	86,512	253	-		-	-	253
Issuance of stock options	-	-	-	857		-	-	857
Exercise of employee stock options	-	160,659	569	(147)		-	-	422
Translation adjustment	-	-	-	-	$1,013	1,013	-	1,013
Unrealized net gain on foreign currency hedges	-	-	-	-	78	78	-	78
Net income	-	-	-	-	12,004	-	12,004	12,004
Comprehensive income	-	-	-	-	$13,095	-	-	-
Balance at September 30, 2006	$13	25,792,168	$45,087	$104,844		$(154)	$(58,073)	$91,717

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

ICO, Inc. and its subsidiaries ("the Company") manufacture specialty resins and concentrates and provide specialized polymers processing services. The specialty resins manufactured by the Company are typically produced into a powder form. Concentrates produced by the Company generally are mixed by customers with polymer filler resins to give plastic films desired characteristics and to reduce customer's raw material costs. Concentrates are polymers loaded with high levels of chemical and organic additives that are melt-blended into base resins to give plastic films and other finished products desired physical properties. The Company also provides toll processing services including ambient grinding, jet milling, compounding and ancillary services for polymer resins produced in pellet form as well as other material. These products and services are provided through the Company's 18 operating facilities located in 9 countries in North America, Europe, Australasia and South America. The Company's customers include major chemical companies, polymer production affiliates of major oil exploration and production companies, and manufacturers of plastic products.

The Company was incorporated in 1978 under the laws of the state of Texas. During fiscal years 2003 and 2002, the Company completed the sale of its oilfield services business ("Oilfield Services"). References to the "Company" include ICO, Inc., its subsidiaries and predecessors unless the context indicates otherwise.

Principles of consolidation - The accompanying consolidated financial statements include the accounts of ICO, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring use of estimates relate to employee benefit liabilities, valuation allowances for deferred tax assets, workers compensation, inventory reserves, allowance for doubtful accounts related to accounts receivable and commitments and contingencies.

Estimates surrounding employee benefit liabilities are related to the Company maintaining a partially self-insured medical plan in the United States (with stop loss insurance coverage limiting the Company's expense to $0.1 million per covered person per year). Estimates are required in evaluating the Company's medical expense incurred, but not paid due to the timing difference between when an employee receives medical care and the time the claim is processed and paid by the Company (typically a two to three month timing difference). The valuation of deferred tax assets is based upon estimates of future pretax income in determining the ability to realize the deferred tax assets in each taxing jurisdiction. Estimates for workers' compensation liabilities are due to the Company being partially self-insured in the United States (with the exception of fiscal year 2004) with stop loss insurance coverage limiting the Company's expense to $0.2 million per claim in fiscal year 2006, a decline from $0.3 million in fiscal year 2005. Estimates are made for ultimate costs associated with open workers' compensation claims as well as for claims not yet reported. Inventory reserves are estimated based upon the Company's review of its inventory. This review requires the Company to estimate the fair market value of certain inventory that has become old or obsolete. Determining the amount of the allowance for doubtful accounts involves estimating the collectibility of customer accounts receivable balances. Estimates surrounding commitments and contingencies are related primarily to litigation claims for which the Company evaluates the circumstances surrounding the claims to determine how much expense, if any, the Company should record. Actual results could differ from the estimates discussed above. Management believes that its estimates are reasonable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue and Related Cost Recognition - The Company's accounting policy regarding revenue recognition is to recognize revenue when all of the following criteria are met:

- Persuasive evidence of an arrangement exists: The Company has received an order from a customer.
- Delivery has occurred or services have been rendered: For product sales, revenue recognition occurs when title and risk of ownership have passed to the customer. For service revenue, revenue recognition occurs upon the completion of service.
- Seller's price to the buyer is fixed or determinable: Sales prices are agreed with the customer before delivery has occurred or the services have been rendered.
- Collectibility is reasonably assured: The Company has a customer credit policy to ensure collectibility is reasonably assured.

Revenues billed to customers related to shipping and handling are included in revenues while the associated shipping and handling costs to the Company are included in cost of sales and services.

Cash and cash equivalents - The Company considers all highly-liquid debt securities with a maturity of three months or less when purchased to be cash equivalents. Those securities are readily convertible to known amounts of cash and bear insignificant risk of changes in value due to their short maturity period.

Trade Receivables – Trade receivables are recorded at the invoiced amount and typically do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The allowance for doubtful accounts is reviewed quarterly. Past due balances are reviewed individually for collectibility. Account balances are charged off against the allowance when it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to customers.

Inventories - Inventories are stated at the lower of cost or market, cost being determined by the first-in, first-out method.

Property, plant and equipment - The costs of property, plant and equipment, including renewals and improvements which extend the life of existing properties, are capitalized and depreciated using the straight-line method over the estimated useful lives of the various classes of assets as follows:

Classification	Years
Machinery and equipment	1-20
Buildings	15-25
Land and site improvements	2-25

Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the asset or the lease term. Expenditures for maintenance and repairs are expensed as incurred. The cost of property, plant and equipment sold or otherwise retired and the related accumulated depreciation are removed from the accounts and any resultant gain or loss is included in other income (expense).

Impairment of Property, Plant and Equipment – Property, plant and equipment are reviewed for impairment whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable. The impairment review includes comparison of undiscounted future cash flows expected to be generated by the asset or group of assets with the associated assets' carrying value. If the carrying value of the asset or group of assets exceeds the expected future cash flows (undiscounted and without interest charges), an impairment loss is recognized to the extent that the carrying amount of the asset exceeds its fair value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill – The Company does not amortize goodwill. However, the Company tests annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired) using the discounted cash flow method. The Company's goodwill is recorded in Bayshore Industrial, Inc. and ICO Courtenay-Australasia. The Company completed its annual impairment testing on September 30, 2006 which resulted in no impairment loss being recognized.

Currency Translation - Amounts in foreign currencies are translated into U.S. dollars. When local functional currency is translated to U.S. dollars, the effects are recorded as a separate component of Other Comprehensive Income (Loss). Exchange gains and losses resulting from foreign currency transactions are recognized in earnings. Net foreign currency transaction gains (losses) were not significant in fiscal years 2006, 2005 and 2004.

The fluctuations of the U.S Dollar against the Euro, Swedish Krona, British Pound, New Zealand Dollar, Brazilian Real, Malaysian Ringgit and the Australian Dollar have impacted the translation of revenues and expenses of the Company's international operations. The table below summarizes the impact of changing exchange rates for the above currencies for fiscal years 2006 and 2005.

	Years Ended September 30,	
	2006	**2005**
Revenues	$(3.8) million	$8.4 million
Operating income	(0.3) million	0.2 million
Income from continuing operations before income taxes	(0.2) million	0.1 million
Net income	(0.2) million	0.1 million

Stock Options – Effective October 1, 2005, SFAS No. 123R, *Share-Based Payment*, became effective for the Company. This standard requires, among other things, the Company to expense share-based payment transactions using the grant-date fair value based method. The Company prospectively adopted the fair value recognition provisions of SFAS No. 123 on October 1, 2002, thus the adoption of the revised standard did not have a material impact on the Company's financial statements. Outstanding awards under the Company's plans vest over periods ranging from immediate vesting to four years. The Company expenses the fair value of stock option grants over the vesting period, where applicable. In stock option grants with a graded vesting schedule, the Company recognizes the fair value of the stock option grant over the requisite service period for the entire award and ensures that the amount recognized at any date at least equals the portion of the grant-date value of the stock option award that has vested.

Environmental - Environmental expenditures that relate to current operations are expensed as incurred. Expenditures that relate to an existing condition caused by past operations and which do not contribute to generating current or future revenue, are also expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitment to a formal plan of action. Also, see Note 16 – "Commitments and Contingencies."

Income taxes - The provision for income taxes includes federal, state, and foreign income taxes currently payable and deferred based on currently enacted tax laws. Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax basis of assets and liabilities. The Company reduces deferred tax assets by a valuation allowance when, based on its estimates, it is more likely than not that a portion of those assets will not be realized in a future period.

The Company does not provide for U.S. income taxes on foreign subsidiaries' undistributed earnings intended to be permanently reinvested in foreign operations. The Company has unremitted earnings from foreign subsidiaries of approximately $7.9 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Forward Exchange Agreements - All derivative financial instruments that qualify for hedge accounting, are recognized in the financial statements and measured at fair value. Changes in the fair value of derivative financial instruments are recognized in stockholders' equity (as a component of comprehensive income (loss)). The Company recognizes the amount of hedge ineffectiveness in the Consolidated Statement of Operations. The hedge ineffectiveness was not a significant amount for the fiscal years ended September 30, 2006, 2005 and 2004. Cash flows from the derivative financial instruments which are classified as cash flow hedges have been classified in the same category as the item being hedged in the Consolidated Statement of Cash Flows.

The Company's primary market risk exposures include resin price risk, debt obligations carrying variable interest rates and forward currency exchange contracts intended to hedge accounts payable obligations denominated in currencies other than a given operation's functional currency. Forward currency exchange contracts are used by the Company as a method to establish a fixed functional currency cost for certain raw material purchases denominated in non-functional currency (typically the U.S. dollar).

Sales Taxes – The Company presents its revenues in the Statement of Operations net of any sales taxes (excluded from revenues).

Reclassifications - Certain reclassifications have been made to the prior year amounts in order to conform to the current year classifications including separately showing "Income taxes payable" in the Consolidated Balance Sheet and separately showing "Increase in short-term borrowings under credit facilities, net" in the Consolidated Statement of Cash Flows.

Recently Issued Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 154, *Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3*. SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of a change in accounting principle. SFAS 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. SFAS 154 further requires a change in depreciation, amortization or depletion method for long-lived, non-financial assets to be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No.154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company will adopt this statement effective October 1, 2006. The adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting and disclosure for uncertain tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The Company is required to adopt FIN 48 effective October 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized on adoption of FIN 48. The Company is currently evaluating the impact this new standard will have on its future results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, *Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of SFAS Nos. 87, 88, 106, and 132(R)* ("SFAS No. 158"). SFAS No. 158 contains a number of amendments to current accounting for defined benefit plans; however, the primary change is the requirement to recognize in the balance sheet the overfunded or underfunded status of a defined benefit plan measured as the difference between the fair value of plan assets and the projected benefit obligation. Stockholders' equity will also be increased or decreased (through "other comprehensive income") for the overfunded or underfunded status. SFAS No. 158 does not change the determination of pension plan liabilities or assets, or the income statement recognition of periodic pension expense. The recognition and disclosure provisions of SFAS No. 158 are effective for fiscal years ending after December 15, 2006. The Company will adopt these provisions of the standard as of September 30, 2007. The Company has a defined benefit plan in its Holland and France subsidiaries. At September 30, 2006, the projected benefit obligations of the Company's plans exceeded plan assets by approximately $1.7 million. Had the Company adopted the provisions of SFAS No. 158 as of September 30, 2006, Other Current Liabilities would have been increased by approximately $0.8 million, Deferred Income Taxes would have been reduced by approximately $0.2 million and Stockholders' Equity would have been reduced by approximately $0.6 million.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements, rather, its application will be made pursuant to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years. This standard will be effective for the Company starting with our interim period ending December 31, 2008. The provisions of SFAS No. 157 are to be applied prospectively upon adoption, except for limited specified exceptions. The Company does not expect the adoption of SFAS No. 157 to have a material impact on our financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"). SAB No. 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. The SEC staff, in SAB No. 108, established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of a company's financial statements and the related financial statement disclosures. SAB No. 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if SAB No. 108 had always been used or (ii) recording the cumulative effect of initially applying SAB No. 108. The Company will initially apply the provisions of SAB No. 108 in connection with the preparation of its annual financial statements for the year ending September30, 2007. The Company does not expect the initial application of SAB No. 108 to result in a restatement of prior financial statements or the recording by the Company of a cumulative adjustment.

Note 2 – Restatement of Previously Reported Earnings Per Share

During fiscal 2006, an error was discovered in how the Company's previously reported earnings per share were calculated. The Company did not deduct undeclared and unpaid Preferred Stock dividends, beginning with the quarter ended March 31, 2003, that accrue to the liquidation preference of the Company's outstanding Preferred Stock from net income (loss) in calculating earnings per share. The restatement does not impact previously reported revenues, cash flow, net income (loss) or balance sheet components. The Company has restated its earnings per share for the years ended September 30, 2005 and 2004 and for each of the quarters ended December 31, 2005 and 2004, March 31, 2006 and 2005, June 30, 2006 and 2005, and September 30, 2005.

The following tables present selected Consolidated Statement of Operations data for the years ended September 30, 2005 and 2004. The Company previously reported basic earnings per share erroneously by not deducting the unpaid and undeclared Preferred Stock dividends of $544,000 per quarter and $2,176,000 per year from net income (loss) in deriving basic earnings per share. In computing diluted earnings per share, the Company erroneously did not deduct the unpaid and undeclared Preferred Stock dividends from net income (loss), and incorrectly assumed the conversion of the Preferred Stock by including the resultant common equivalent shares in the diluted earnings per share computation.

Selected Consolidated Statement of Operations data:

	Years Ended September 30,			
	2005		2004	
	As Reported	As Restated	As Reported	As Restated
	(In thousands, except share data)			
Total revenues	$296,606	$296,606	$257,525	$257,525
Operating income	8,205	8,205	5,216	5,216
Income from continuing operations	5,002	5,002	3,888	3,888
Loss from discontinued operations	(497)	(497)	(3,631)	(3,631)
Net income	$4,505	$4,505	$257	$257
Undeclared and unpaid Preferred Stock dividends	-	(2,176)	-	(2,176)
Net income (loss) applicable to common stock	$4,505	$2,329	$257	$(1,919)
Basic and diluted income (loss) per share:				
Basic income from continuing operations	$.20	$.11	$.15	$.07
Basic net income (loss) per common share	$.18	$.09	$.01	$(.08)
Diluted income from continuing operations	$.17	$.11	$.14	$.07
Diluted net income (loss) per common share	$.15	$.09	$.01	$(.08)
Basic weighted average shares outstanding	25,442,000	25,442,000	25,276,000	25,276,000
Diluted weighted average shares outstanding	29,350,600	25,816,000	28,863,600	25,329,000

See Note 21 "Selected Quarterly Financial Information (Unaudited)" for the effect of the restatement upon quarterly unaudited data.

Note 3 - Concentration of Credit Risk

The primary customers of the Company's polymers processing business segment are large producers of polymers (which include major chemical companies and polymers production affiliates of major oil production companies), and end users such as rotational molders. No single customer accounted for more than 10% of revenues during fiscal years 2006, 2005 and 2004. The Company has long-term contract arrangements with many polymers processing customers whereby it has agreed to process or manufacture certain polymers products for a single or multi-year term at an agreed-upon fee structure.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of trade receivables. The Company provides allowances for potential credit losses when collection becomes doubtful. Accordingly, management considers such credit risk to be limited.

Note 4 - Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade receivables, accounts payable, long-term debt and foreign currency derivative contracts. The carrying amounts of cash and cash equivalents, trade receivables, accounts payable and short term debt approximate fair value due to the highly liquid nature of these short-term instruments. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of long-term debt approximates fair value.

The Company does enter into forward currency exchange contracts related to future purchase obligations denominated in a non-functional currency. These forward currency exchange contracts qualify as cash flow hedging instruments and are highly effective. The following table includes the total foreign exchange contracts outstanding on September 30, 2006 and September 30, 2005:

	As of	
	September 30, 2006	September 30, 2005
	(Dollars in Thousands)	
Notional value	$3,565	$6,383
Fair market value	3,565	6,461
Maturity dates	October 2006 through December 2006	October 2005 through February 2006

Note 5 – Goodwill

The changes in the carrying amount of goodwill for the years ended September 30, 2006 and 2005 are as follows:

	ICO Courtenay-Australasia	Bayshore Industrial	Total
Balance at September 30, 2004	$4,226	$4,493	$8,719
Foreign currency impact	112	-	112
Balance at September 30, 2005	4,338	4,493	8,831
Foreign currency impact	(246)	-	(246)
Balance at September 30, 2006	$4,092	$4,493	$8,585

Note 6 – Impairment, Restructuring and Other Costs

During fiscal year 2006, the Company incurred costs of $55,000 as a result of Hurricane Rita (caused minor damage to the Company's China, Texas location) and lease cancellation costs of $63,000 associated with the former location of its European technical center, which was relocated in fiscal 2005.

The Company incurred costs in fiscal year 2005 as a result of Hurricane Rita ($110,000), the relocation of its European technical center ($0.2 million), and the 2004 closure of its Swedish manufacturing operation ($135,000).

During fiscal year 2004, the Company recognized costs associated with the closure of the Company's Swedish operation ($0.6 million) during fiscal year 2004, severance costs related to the termination of certain employees in North America and Europe ($0.2 million) and costs associated with the closure of a rotational mold fabrication business in the UK ($55,000).

All impairment, restructuring and other costs have been paid as of September 30, 2006.

Note 7 – Inventories

Inventories at September 30 consisted of the following:

	2006	2005
	(Dollars in thousands)	
Raw materials	$21,722	$20,276
Finished goods	19,286	13,815
Supplies	953	915
Total Inventory	$41,961	$35,006

Note 8 – Property, Plant and Equipment

Property, plant and equipment, at cost, consisted of the following at September 30:

	Total	
	2006	2005
	(Dollars in thousands)	
Machinery and equipment	$91,543	$82,548
Buildings	24,623	23,738
Land and site improvements	5,492	5,265
Construction in progress	2,145	2,575
Other	719	634
	124,522	114,760
Accumulated depreciation	(73,638)	(65,486)
Property, plant and equipment, net	$50,884	$49,274

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Long-term Debt

Long-term debt at September 30, 2006 and 2005 consisted of the following. Obligations denominated in a foreign currency have been translated using year-end exchange rates.

	September 30, 2006	September 30, 2005
	(Dollars in Thousands)	
Term loan of the Company's Italian subsidiary, collateralized by a mortgage over the subsidiary's real estate. Principal and interest paid quarterly with a fixed interest rate of 5.2% through June 2016.	$6,222	$ -
Term loans of two of the Company's U.S. subsidiaries, collateralized by a mortgage over the subsidiaries' real estate. Principal and interest paid monthly with a fixed interest rate of 6.0% through April 2020.	4,146	4,338
Term loans of one of the Company's U.S. subsidiaries, collateralized by a mortgage over the subsidiary's real estate. Principal and interest paid monthly with a fixed interest rate of 6.0% through May 2021.	3,274	-
Term loan of the Company's U.K. subsidiary, collateralized by property, plant and equipment of the subsidiary. Interest paid monthly with a fixed interest rate (due to an interest rate swap with same terms as the debt) of 7.2% through March 2015. Principal repayments made monthly.	2,068	2,185
Term loan of the Company's French subsidiary. Principal and interest paid quarterly with a variable interest rate through September 2010. Interest rate as of September 30, 2006 was 3.8%.	1,903	-
Term loan of the Company's Dutch subsidiary, collateralized by property, plant and equipment of the subsidiary. Principal and interest paid quarterly with a fixed interest rate of 5.4% through October 2014.	1,681	1,688
Term loan of the Company's Australian subsidiary, collateralized by a mortgage over the subsidiary's assets. Interest rates as of September 30, 2006 and September 30, 2005 were 8.2%. Interest rate is adjusted quarterly and limited to a minimum rate of 7.7% and a maximum rate of 9.0% through April 2007. Interest and principal payments are made quarterly.	1,574	2,377
Term loan of the Company's U.K. subsidiary, collateralized by property, plant and equipment of the subsidiary. Principal and interest paid monthly with a fixed interest rate of 6.7% through March 2010.	1,241	1,460
Term loan of the Company's Dutch subsidiary, collateralized by property, plant and equipment of the subsidiary. Principal and interest paid monthly with a fixed interest rate of 5.0% through January 2010.	880	1,062
Term loan of one of the Company's U.S. subsidiaries, collateralized by certain machinery and equipment of the subsidiary. Principal and interest paid monthly with a variable interest rate through June 2012. Interest rates as of September 30, 2006 and September 30, 2005 were 7.3% and 5.9%, respectively.	821	964
Term loans of the Company's Italian subsidiary collateralized by certain property, plant and equipment of the subsidiary. Interest rate as of September 30, 2005 was 5.9%.	-	4,155
10 3/8% Series B Senior Notes	-	3,000
Various others loans and capital leases collateralized by mortgages on certain land and buildings and other assets of the Company. As of September 30, 2006, interest rates range between 3.0% and 10.25% with maturity dates between October 2006 and February 2027. The interest and principal payments are made monthly, quarterly or semi-annually.	2,445	3,421
Total	26,255	24,650
Less current maturities of long-term debt	4,696	5,657
Long-term debt less current maturities	$21,559	$18,993

During fiscal year 2006, the Company closed on numerous refinancings in order to increase the Company's liquidity and lower the Company's cost of debt. In total, the Company obtained new term loans of $11.9 million within the Company's U.S. and European subsidiaries. The Company repaid $11.0 million of long-term debt, including the redemption of the remaining $3.0 million of the Company's 10 3/8% Series B Senior Notes at par value.

As of September 30, 2006, the Company's Australian subsidiary was in violation of a financial debt covenant related to $1.6 million of term debt and $3.4 million of short-term borrowings under credit facilities. The Company has received a letter of waiver from National Australia Bank Limited in relation to the violation of this debt covenant and an extension on the maturity of the facility to April 2007. These debt amounts are classified as current liabilities in the Company's Consolidated Balance Sheet.

The Company's total carrying amount of assets pledged as collateral on its long term loans and credit arrangements is approximately $134.2 million, comprised mainly of certain property, plant and equipment, accounts receivable and inventory.

The Company's foreign debt obligations contain various financial covenants and restrictions. Approximately 36% of the Company's net assets are restricted from being distributed to the parent Company without approval from certain foreign lenders.

Aggregate maturities of the Company's debt including capital lease obligations are as follows:

Years Ended September 30,	Amounts
	(Dollars in thousands)
2007	$4,696
2008	3,152
2009	3,442
2010	2,336
2011	1,442
Thereafter	11,187

Note 10 - Credit Arrangements

The Company maintains several lines of credit. Total credit availability net of outstanding borrowings, letters of credit and applicable foreign currency contracts totaled $41.1 million and $34.5 million at September 30, 2006 and September 30, 2005, respectively. The facilities are collateralized by certain assets of the Company. Borrowings under these agreements totaled $18.0 million and $10.0 million at September 30, 2006 and September 30, 2005, respectively.

There was $0.8 million and $1.0 million of outstanding borrowings under the Company's domestic credit facility with Wachovia Bank as of September 30, 2006 and September 30, 2005, respectively. The amount of available borrowings under the Company's domestic credit facility with Wachovia Bank, National Association ("Wachovia Bank") was $20.8 million and $19.7 million based on the credit facility limits, current levels of accounts receivables, inventory, outstanding letters of credit and borrowings as of September 30, 2006 and September 30, 2005, respectively.

The Company has various foreign credit facilities in eight foreign countries. The available credit under these facilities varies based on the levels of accounts receivable within the foreign subsidiary, or is a fixed amount. The foreign credit facilities are collateralized by assets owned by the foreign subsidiaries and also carry various financial covenants. There were $17.2 million and $9.0 million of outstanding borrowings under these foreign credit facilities as of September 30, 2006 and September 30, 2005, respectively. The aggregate amount of available borrowings under the foreign credit facilities was $20.3 million (of which $1.0 million relates to the Company's Australian subsidiary, which obtained a waiver from National Australia Bank Limited regarding a violation of a financial covenant contained in the governing loan agreement) and $14.8 million based on the credit facility limits, current levels of accounts receivables, outstanding letters of credit and borrowings as of September 30, 2006 and September 30, 2005, respectively.

The weighted average interest rate charged on short-term borrowings under the Company's various credit facilities at September 30, 2006 and 2005 was 6.0% and 6.7%, respectively.

On October 27, 2006, the Company entered into a five-year Credit Agreement (the "Credit Agreement") with KeyBank National Association and Wells Fargo Bank National Association (collectively referred to herein as "KeyBank"), establishing a $45.0 million domestic credit facility (the "Credit Facility") and terminated its existing $25.0 million senior credit facility with Wachovia Bank, National Association ("Wachovia Bank"). The borrowing capacity available to the Company under the KeyBank Credit Facility consists of a five-year $15.0 million term loan and a five-year $30.0 million revolving credit facility. The KeyBank Credit Facility was utilized to replace commitments and outstanding borrowings under the Company's $25.0 million credit facility with Wachovia Bank. Proceeds of the KeyBank Credit Facility are being or may be used for working capital and for general corporate purposes, and have been used to fund repurchases of the Company's Preferred Stock. The $45.0 million KeyBank Credit Facility contains a variable interest rate equal to either (at the Company's option depending on borrowing levels) zero percent (0%) or one quarter percent (¼%) per annum in excess of the prime rate or one and one quarter percent (1¼%), one and one half percent (1½%) or two percent (2%) per annum in excess of the adjusted Eurodollar rate, and is based upon the Company's leverage ratio, as defined in the Credit Agreement. The borrowing capacity varies based upon the levels of domestic cash, receivables and inventory. Under the new KeyBank Credit Facility, the amount of available borrowings based on the Credit Facility limits, outstanding letters of credit and borrowings as of November 30, 2006 was approximately $25.6 million, including the $15.0 million term loan the Company has not drawn down as of November 30, 2006.

The Credit Agreement establishing the new KeyBank Credit Facility contains financial covenants including minimum tangible net worth, leverage ratio, fixed charge coverage ratio, and a required level of profitability. In addition, the Credit Agreement contains a number of limitations on the ability of the Company and its restricted U.S. subsidiaries to (i) incur additional indebtedness, (ii) pay dividends or redeem any Common Stock, (iii) incur liens or other encumbrances on their assets, (iv) enter into transactions with affiliates, (v) merge with or into any other entity or (vi) sell any of their assets.

In addition, any "change of control" of the Company or its restricted U.S. subsidiaries will constitute a default under the Credit Agreement. "Change of Control," as defined in the Credit Agreement, is summarized as follows: (i) the acquisition of, or, if earlier, the shareholder or director approval of the acquisition of, ownership or voting control, directly or indirectly, beneficially or of record, by any person, entity, or group (within the meaning of Rule 13d-3 of the SEC under the 1934 Act, as then in effect), of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Common Stock of the Company; (ii) the occupation of a majority of the seats (other than vacant seats) on the board of directors of the Company by individuals who were neither (A) nominated by the Company's board of directors nor (B) appointed by directors so nominated; (iii) the occurrence of a change in control, or other similar provision, under or with respect to any "Material Indebtedness Agreement" (as defined in the Credit Agreement); or (iv) the failure of the Company to own directly or indirectly, all of the outstanding equity interests of the Company's Bayshore Industrial L.P. and ICO Polymers North America, Inc. subsidiaries.

Note 11 – Earnings (Loss) Per Share ("EPS")

The Company presents both basic and diluted EPS amounts. Basic EPS is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS assumes the conversion of all dilutive securities.

Basic and diluted earnings per share for the fiscal years ended September 30, 2006, 2005 and 2004 are presented below:

	Years Ended September 30,		
	2006	2005 (restated)	2004 (restated)
Basic income per share:			
Income from continuing operations, as restated	$.44	$.11	$.07
Loss from discontinued operations	(.06)	(.02)	(.14)
Basic net income (loss) per common share, as restated	$.38	$.09	$(.08)
Diluted income per share:			
Income from continuing operations, as restated	$.43	$.11	$.07
Loss from discontinued operations, as restated	(.06)	(.02)	(.14)
Diluted net income (loss) per common share, as restated	$.37	$.09	$(.08)

See Note 2 "Restatement of Previously Reported Earnings per Share" for discussion of the restatement of previously reported earnings per share for fiscal years 2005 and 2004.

The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options calculated using the treasury stock method. The following presents the number of incremental weighted-average shares used in computing diluted per share amounts:

Weighted-average shares outstanding:	2006	2005 (restated)	2004 (restated)
	Years Ended September 30,		
Basic	25,680,000	25,442,000	25,276,000
Incremental shares from stock options	575,000	374,000	53,000
Diluted, as restated	26,255,000	25,816,000	25,329,000

The total amount of anti-dilutive securities for the years ended September 30, 2006, 2005, and 2004 were 5,080,600, 4,714,600 and 5,362,600 shares, respectively.

The following presents the computation of adjusted net income (loss) used in computing earnings per share:

	2006	2005 (restated)	2004 (restated)
	Years Ended September 30,		
Net income	$12,004	$4,505	$257
Less undeclared and unpaid preferred stock dividends, as restated	(2,176)	(2,176)	(2,176)
Net income (loss) applicable to common stock, as restated	$9,828	$2,329	$(1,919)

Note – 12 Stockholders' Equity

During November 1993, the Company completed its initial offering of the $6.75 Convertible Exchangeable Preferred Stock (the "Preferred Stock"). The shares of Preferred Stock are evidenced by Depositary Shares, each representing 1/4 of a share of Preferred Stock. A total of 1,290,000 Depositary Shares were sold at a price of $25 per share. Each share of Preferred Stock is convertible into 10.96 shares of the Company's Common Stock (equivalent to 2.74 shares of Common Stock per Depositary Share) at a conversion price of $9.125 per common share subject to adjustment upon the occurrence of certain events. The Board of Directors approved the recording of the Preferred Stock offering by allocating $.01 per Depositary Share to Preferred Stock and the remainder to Additional Paid-In Capital. Preferred Stock dividends of $1.6875 per Depositary Share were paid quarterly through December 31, 2002. Quarterly dividends (in an aggregate amount of $544,000 per quarter prior to the reduction in outstanding shares of the Preferred Stock following the recent repurchases described herein) have not been paid or declared on the Preferred Stock since January 1, 2003, and dividends in arrears through September 30, 2006 aggregated $8.2 million, or $6.33 per Depositary Share. Dividends on Preferred Stock are cumulative and missed dividends accrue to the liquidation preference of the Preferred Stock. During the fourth quarter of fiscal 2004, the holders of the Preferred Stock elected two additional directors to the Company's Board of Directors because the Company had not declared a dividend on the Preferred Stock for six consecutive quarters. Any undeclared or unpaid Preferred Stock dividends will need to be declared and paid before the Company can pay a dividend on the Company's Common Stock.

No cash dividends were paid during each fiscal year ended September 30, 2006, 2005 and 2004, respectively, on the Company's Preferred Stock. Cumulative liquidating dividends on the Company's Preferred Stock paid out of Additional Paid-in Capital through September 30, 2006 totaled $7.7 million. Cumulative dividends on the Company's Preferred Stock paid out of accumulated deficit totaled $12.1 million through September 30, 2006.

There were no dividends paid on the Company's Common Stock during fiscal years ended September 30, 2006, 2005 and 2004. Cumulative liquidating dividends on the Company's Common Stock paid out of Additional Paid-in Capital through September 30, 2006 totaled $5.7 million. Cumulative dividends on the Company's Common Stock paid out of accumulated deficit totaled $7.8 million through September 30, 2006.

On October 3, 2006, the holders of approximately 80.9% of the voting power of the Preferred Stock proposed and approved amendments to the Company's Statement of Designations for its Preferred Stock, which became effective November 13, 2006. The amendments authorize the Company to repurchase shares of Preferred Stock while dividends on shares of Preferred Stock are in arrears. The amendments also terminate the right of holders of Preferred Stock to elect up to two directors while dividends payable to holders of Preferred Stock are in arrears, when there are fewer than 80,000 shares of Preferred Stock outstanding (or 320,000 Depositary Shares). Through December 11, 2006, the Company repurchased 273,538 shares of Preferred

Stock (represented by 1,094,153 Depositary Shares), or 84.8% of the authorized and outstanding Preferred Stock for $26.00 per Depositary Share, for total consideration of $28.4 million. The dividends that were in arrears on these 1,094,153 Depositary Shares were extinguished by the repurchase. Therefore, dividends in arrears as of December 11, 2006 aggregate only $1.2 million rather than the $8.2 million in arrears as of September 30, 2006. This repurchase also leaves fewer than 80,000 shares of Preferred Stock (represented by fewer than 320,000 Depositary Shares) outstanding, and thus, terminated the right of the holders of the Preferred Stock to elect special directors. Except as described in the preceding sentences, the referenced amendments to the Statement of Designations for the Preferred Stock do not affect the rights of the holders of Preferred Stock or the Common Stock. The number of authorized shares of Preferred Stock and Common Stock are not affected by the foregoing; however, the Company plans to retire the Preferred Stock that has been repurchased and that may be repurchased in future transactions.

Note 13 - Stock Option Plans

The Company has five active stock option plans, one for non-employee directors and four for employees, as described below.

The Company's Stock Option Plan for Non-Employee Directors - The purpose of the Third Amended and Restated 1993 Stock Option Plan for Non-Employee Directors (the "Director Plan") is to provide an additional incentive to attract and retain qualified and competent directors through the encouragement of stock ownership in the Company by such persons. Under the Director Plan each non-employee director of the Company is automatically granted (i) options ("Options") to purchase 5,000 shares of the Company's Common Stock ("Shares") on the date when he or she becomes a director, and (ii) Options to purchase an additional 5,000 Shares on the first business day after the date of each Annual Meeting of Shareholders of the Company (such Options automatically granted as described in the preceding sentence being referred to herein as "Annual Director Options"). At the Company's 2006 Annual Meeting of Shareholders, the Company's Shareholders approved an amendment to the Director Plan, effective as of November 18, 2005, allowing for discretionary Option grants to non-employee directors ("Discretionary Director Options"). All Options granted under the Director Plan are issued at an exercise price per share equal to 100% of the "fair market value" of the Company's Common Stock on the date of grant, defined as the closing sales price of the Shares on NASDAQ on the business day immediately preceding the day of grant. Furthermore, no Options granted under the Director Plan are Incentive Stock Options as defined in Section 422(b) of the Internal Revenue Code. The Annual Director Options vest six months and one day after the date of grant, and the unexercised portion of any Annual Director Options automatically terminates on the earliest of (i) thirty days after the optionee ceases to be a director for any reason other than as a result of death of the optionee; (ii) one year after the date an optionee ceases to be a director by reason of death of the optionee, or six months after the optionee's death if that occurs during the thirty day period described in (i); or (iii) on the tenth anniversary of the date of grant of the option. Discretionary Director Options permitted under the Director Plan may have alternative vesting schedules and termination schedules, and are not limited in terms of the number of Options that may be granted to a particular non-employee director in a given time frame. The maximum number of Shares that may be issued pursuant to Options granted under the Director Plan is 410,000. In the event that a former non-employee director's Options terminate because the director failed to exercise them within the required time frame, that former non-employee director's Options will become available for re-grant under the Director Plan. New shares of Common Stock are issued upon exercise of Stock Options. As of September 30, 2006, Options to purchase 150,000 Shares, with a weighted average exercise price of $2.65 per share, were exercisable. Options to purchase 200,000 shares with a weighted average price of $2.71 per share were outstanding under the terms of the Director Plan. No new Options may be granted under the Director Plan after January 8, 2009.

The Company's Employee Stock Option Plans - The common purpose of the Company's four active employee stock option plans (collectively "Employee Plans"), with inception dates in 1994, 1995, 1996, and 1998 respectively, is to promote the interests of the Company and its shareholders by providing a means for employees of the Company and its subsidiaries to acquire a proprietary interest in the Company, thereby strengthening the Company's ability to attract capable management personnel and provide inducement for such employees to remain employed by the Company and its subsidiaries and to perform at their maximum levels. The price at which each Share may be purchased pursuant to an Incentive Stock Option (as defined in Section 422(b) of the Internal Revenue Code) granted under the 1994, 1995 and 1996 Employee Plans, and pursuant to any Option granted under the 1998 Employee Plan, cannot be less than the fair market value of the Company's Common Stock on the date of grant, defined as the closing sales price of the Shares on NASDAQ on the date of grant. Options issued under any of the Employee Plans may vest immediately, or may vest over a specified employment period after the date of grant, and may have a term of up to 10 years after the grant date during which they can be exercised, at the discretion of the Compensation Committee of the Board of Directors, which has been designated to administer the Employee Plans. New shares of Common Stock are issued upon exercise of Stock

Options. Options granted under the Employee Plans may be Incentive Stock Options or nonqualified stock options (meaning any Option granted under the Plan which is not an Incentive Stock Option). In the event that the Company merges into, consolidates with, or sells or transfers substantially all of its assets to another corporation and provision is not made pursuant to the terms of such transaction for the assumption by the surviving, resulting, or acquiring corporation of outstanding options under the Employee Plans, or for the substitution of new Options therefore, according to the 1995, 1996 and 1998 Employee Plans as written as of November 15, 2005 and Options granted as of that date, all outstanding Options subject to a vesting schedule shall become fully (100%) vested prior to the effective date of such transaction. Most Options granted under the Employee Plans after November 15, 2005 provide for vesting as described in the preceding sentence; however, on November 16, 2005, the 1998 Employee Plan was amended to provide that, if specified in the Option Agreement pursuant to which Options are granted to an employee, it may be agreed that unvested Options do not automatically vest in the circumstances described in the previous sentence. As of September 30, 2006, options to purchase 1,135,000 Shares, with a weighted average exercise price of $2.24 per Share, were exercisable and options to purchase 1,921,000 Shares, with a weighted average exercise price of $2.71 per Share, were outstanding under the terms of the Plans. No new options may be granted under the 1994, 1995 or 1996 Plans. No new options may be granted under the 1998 Plan after January 12, 2008.

There were 266,000, 793,000 and 643,000 Shares available for grant (representing the sum of Options available for grant under the Director Plan and the four Employee Plans) at September 30, 2006, 2005, and 2004, respectively.

During the first quarter of fiscal year 2006, SFAS No. 123R, *Share-Based Payment*, became effective for the Company. This standard requires, among other things, a Company to expense share-based payment transactions using the grant-date fair value based method. The Company prospectively adopted the fair value recognition provisions of SFAS No. 123 on October 1, 2002, thus the adoption of the revised standard did not have a material impact on the Company's financial statements. Total stock option compensation expense included in selling, general and administrative expense in the Consolidated Statement of Operations was $0.9 million, $0.7 million and $0.7 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively. The total income tax benefit (provision) recognized related to stock option activity in the consolidated statement of operations was $0.2 million, $(0.1) million and $0.2 million for the fiscal years ended September 30, 2006, 2005 and 2004, respectively.

All Options granted during the fiscal year were granted at an exercise price equal to the fair market value of the Shares on the Date of Grant (as defined in the applicable Option plan). The Company uses the Black-Scholes pricing model to calculate the grant - date fair value of its Options for accounting purposes. The following table presents the assumptions used in valuing Options granted during fiscal years 2006, 2005 and 2004.

	Fiscal Year Ended September 30,		
	2006	**2005**	**2004**
Weighted average fair value	$1.84	$1.66	$1.45
Assumptions used:			
Expected life of stock options	5.2 years	5.4 years	5.0 years
Expected dividend yield over life of stock options	0%	0%	0%
Expected stock price volatility	57%	69%	78%
Risk-free interest rate	4.37%	3.67%	3.29%

The following is a summary of stock option activity for the year ended September 30, 2006:

	Option Shares (000's)	**Weighted Average Exercise Price**	**Weighted Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Outstanding at beginning of year	1,554	$2.38		
Granted	945	3.41		
Exercised	(161)	2.62		
Forfeited/cancelled	(217)	3.43		
Outstanding at end of year	2,121	$2.71	6 years	$8.3 million
Options exercisable at year end	1,285	$2.29	6 years	$5.6 million

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total intrinsic value of Options exercised during the fiscal years ended September 30, 2006, 2005 and 2004 was $0.4 million, $0.1 million and $0.1 million, respectively, and the total cash received was $0.4 million, $0.2 million and $0.1 million, respectively.

During fiscal year 2006, the Company granted Options to purchase 212,260 shares of the Company's Common Stock ("Shares") to the Company's Presidents of ICO Polymers North America, ICO Europe, ICO Courtenay–Australasia and Bayshore Industrial. These Options vest over a four–year period, with exercise prices ranging from $2.40 to $5.40 per Share. In the first quarter of fiscal year 2006, the Company granted Options to purchase 360,000 Shares to A. John Knapp, Jr., the Company's President and Chief Executive Officer. The Options granted to Mr. Knapp vest over fiscal years 2006 and 2007, and 180,000 of the referenced Options contain certain performance conditions that must be met in order for the Options to vest. Furthermore, in the first quarter of fiscal year 2006 the Company granted Options to purchase 60,000 Shares to the Chairman of the Company's Board of Directors, Gregory T. Barmore. Options granted to Mr. Barmore will vest over fiscal years 2006 and 2007 and 30,000 of those Options contain certain performance conditions that must be met in order for the Options to vest.

As of September 30, 2006, there were 210,000 Options outstanding that contained performance conditions, all of which were nonvested. These options vest based on the financial performance of the Company in fiscal year 2006 and fiscal year 2007. The performance conditions related to fiscal year 2006 were achieved, and on December 15, 2006, 105,000 of the 210,000 performance-based Options will vest. The weighted average exercise price of the performance-based Options is $2.40, and the weighted average remaining contractual term of the referenced Options is 6 years as of September 30, 2006. The weighted average grant date fair value of the referenced performance-based Options was $1.34. Aggregate intrinsic value of the outstanding Options with performance conditions as of September 30, 2006 is $0.9 million.

On September 2, 2005, W. Robert Parkey, Jr. resigned from his position as the President and Chief Executive Officer of the Company and from the Board of Directors, effective as of September 30, 2005. In connection with his resignation, Mr. Parkey entered into an Employment, Consulting and Separation Agreement and Release ("Separation Agreement"). As part of the Separation Agreement, the Company accelerated vesting on certain outstanding stock options and Mr. Parkey forfeited certain outstanding stock options. In addition, the Company modified the expiration date of certain outstanding stock options. As a result of these modifications, the Company recognized a reduction in stock option compensation expense of $0.1 million in September 2005. In connection with the resignation, the Company recognized $0.2 million of severance expense in fiscal 2005.

A summary of the status of the Company's nonvested Options as of September 30, 2006 and changes during the twelve months ended September 30, 2006, is presented below:

Nonvested Stock Options	Shares (000's)	Weighted-Average Grant-Date Fair Value	Weighted-Average Exercise Price
Nonvested at October 1, 2005	330	$1.44	$2.24
Granted	829	1.90	3.55
Vested	(313)	1.42	2.49
Forfeited	(10)	1.79	2.68
Nonvested at September 30, 2006	836	$1.87	$3.45

As of September 30, 2006, the total stock option compensation expense not yet recognized in the Consolidated Statement of Operations related to the 836,000 of nonvested stock options was $0.9 million which will be recognized over a weighted-average period of approximately 2.3 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 - Income Taxes

The amounts of income (loss) before income taxes attributable to domestic and foreign continuing operations are as follows:

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in Thousands)		
Domestic	$12,269	$742	$(9,801)
Foreign	7,030	4,478	12,319
	$19,299	$5,220	$2,518

The expense *(benefit)* for income taxes consists of the following:

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in Thousands)		
Current:			
Federal	$3,941	$511	$(2,870)
State	31	-	197
Foreign	1,942	1,766	2,019
	5,914	2,277	(654)
Deferred:			
Federal	83	(121)	(670)
State	6	(316)	109
Foreign	(167)	(1,622)	(155)
	(78)	(2,059)	(716)
Total:			
Federal	4,024	390	(3,540)
State	37	(316)	306
Foreign	1,775	144	1,864
	$5,836	$218	$(1,370)

A reconciliation of the income tax expense (benefit), for continuing operations, at the federal statutory tax rate of 35% to the Company's effective tax rate is as follows:

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in Thousands)		
Tax expense at statutory rate	$6,755	$1,827	$881
Change in the deferred tax assets valuation allowance	(842)	(1,054)	(2,100)
Foreign tax rate differential	156	(381)	(332)
Sub part F income	—	341	—
Adjustment to tax contingency	(340)	(400)	—
State taxes, net of federal benefit	26	(317)	237
Other, net	81	202	(56)
Income tax provision (benefit)	$5,836	$218	$(1,370)
Effective income tax rate	30.2%	4.1%	(54.4)%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred tax assets (liabilities) result from the cumulative effect of temporary differences in the recognition of expenses (revenues) between tax returns and financial statements. The significant components of the balances are as follows:

	September 30,	
	2006	2005
	(Dollars in Thousands)	
Deferred tax assets:		
Net operating loss carry-forwards	$1,411	$1,756
Depreciation	1,210	1,394
Compensation Accruals	1,117	678
Other accruals	1,029	614
Other Intangibles	718	929
Goodwill (Foreign)	449	830
Tax Credit Carry forward	428	615
Inventory	364	311
Bad Debt Allowance	353	483
Insurance Accruals	194	255
Deferred Revenue	–	827
Other	57	142
	7,330	8,834
Deferred tax liabilities:		
Depreciation and land	(5,075)	(5,209)
Other	(218)	(163)
	(5,293)	(5,372)
Valuation allowance on deferred tax assets	(2,273)	(3,115)
Net deferred tax asset (liability)	$(236)	$347

The total net deferred tax asset at September 30, 2006 is comprised of $2.2 million of net current deferred tax assets and $2.4 million of net non-current deferred tax liabilities.

The net operating loss carry-forwards of the Company's Brazilian and UK subsidiaries are $1.6 million and $1.4 million, respectively. These can be carried forward indefinitely. The Company's Italian subsidiary has a net operating loss carry-forward of $1.4 million of which $0.7 million will expire in 2008 and $0.7 million will expire in 2010.

During fiscal years 2006, 2005 and 2004, the Company generated taxable income in certain European subsidiaries that enabled the subsidiaries to utilize tax assets that were previously reserved of $0.8 million, $1.0 million and $2.1 million, respectively. The Company currently has a valuation allowance of $2.3 million against the deferred tax assets of its Italian and Brazilian subsidiaries. Part of the Italian deferred tax asset was utilized in 2006 due to estimated taxable income and resulted in a reduction in the valuation allowance of $0.8 million. Despite the fact that the Italian subsidiary has current taxable income and is projecting future taxable income and the Company believes the deferred tax asset will ultimately be realized, the positive evidence required to overcome cumulative historical operating losses was not sufficient to support recognition as of the end of fiscal year 2006.

The American Jobs Creation Act of 2004 (the "Act") provides a tax deduction for qualified production activities. During 2006, the Company recorded a tax benefit of $111,000 from the application of these provisions to its production activities.

The Act also provides tax benefits with respect to the repatriation of foreign earnings. The Act provides for a special one-time tax rate of 5.25%. Accordingly, during 2006, the Company repatriated foreign earnings in the amount of $6.4 million from two of its European subsidiaries. The impact on current tax expense for 2006 was $0.3 million.

The Company does not provide for U.S. income taxes on foreign subsidiaries' undistributed earnings intended to be permanently reinvested in foreign operations. It is not practicable to estimate the amount of additional tax that might be payable should the earnings be remitted or deemed remitted or should the Company sell its stock in the subsidiaries. The Company has unremitted earnings from foreign subsidiaries of approximately $7.9 million. The Company has determined that the undistributed earnings of foreign subsidiaries, exclusive of those earnings that were repatriated under the Act, will be permanently reinvested.

Note 15 - Employee Benefit Plans

The Company maintains several defined contribution plans that cover domestic and foreign employees that meet certain eligibility requirements related to age and period of service with the Company. The plan in which each employee is eligible to participate depends upon the subsidiary for which the employee works. All plans have a salary deferral feature that enables employees to contribute up to a certain percentage of their earnings, subject to governmental regulations. Many of the foreign plans require the Company to match employees' contributions in cash. The Company's domestic 401(k) plan has historically been voluntarily matched, typically with ICO Common Stock. For Company matching contributions in the Company's 401(k) plan made prior to calendar 2006, domestic employees' interests and earnings related thereto vest over five years of service. The Company's matching contributions in the Company's 401(k) plan made in calendar year 2006 will be mandatory and will vest immediately. Foreign employees' interests in Company matching contributions are generally vested immediately.

The Company maintains a defined benefit plan for employees of the Company's Dutch operating subsidiary. Participants contribute a portion of the cost associated with the benefit plan. The plan provides retirement benefits at the normal retirement age of 65. This plan is insured by a participating annuity contract with Aegon Levensverzekering N.V. ("Aegon"), located in The Hague, The Netherlands. The participating annuity contract guarantees the funding of the Company's future pension obligations for its defined benefit pension plan. In accordance with the contract, Aegon will pay all future obligations under the provisions of this plan, while the Company pays annual insurance premiums. Payment of the insurance premiums by the Company constitutes an unconditional and irrevocable transfer of the related pension obligation from the Company to Aegon. Aegon has a Standard and Poor's financial strength rating of AA. The premiums paid for the participating annuity contracts of $0.6 million, $0.3 million and $0.6 million for fiscal years ended September 30, 2006, 2005 and 2004, respectively, are included in pension expense.

The Company also maintains several termination plans, usually mandated by law, within certain of its foreign subsidiaries that provide a one time payment if a covered employee is terminated.

The defined contribution plan expense for the years ended September 30, 2006, 2005 and 2004 was $1.0 million for each fiscal year. The defined benefit plan pension expense for the years ended September 30, 2006, 2005 and 2004 was $0.7 million, $0.7 million and $0.5 million, respectively.

Note 16 - Commitments and Contingencies

The Company has entered into operating leases related to buildings, office space, machinery and equipment and office equipment that expire at various dates. Rental expense was approximately $2.1 million in 2006, $2.0 million in 2005, and $2.2 million in 2004 associated with these leases. Future minimum rental payments as of September 30, 2006 are due as follows:

2007	$1.7 million
2008	1.1 million
2009	0.7 million
2010	0.5 million
2011	0.3 million
Thereafter	-

The Company has letters of credit outstanding in the United States of approximately $2.1 million and $1.6 million as of September 30, 2006 and September 30, 2005, respectively, and foreign letters of credit outstanding of $2.6 million and $4.5 million as of September 30, 2006 and September 30, 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Varco Indemnification Claims. Between May 2003 and March 2004, approximately 30 claims for contractual indemnity were asserted against the Company by Varco International, Inc. (n/k/a National Oilwell Varco, Inc., hereinafter "NOV") in connection with the September 2002 sale of substantially all of the Company's oilfield services ("Oilfield Services") business to NOV. NOV's indemnity demands were based on its contention that the Company breached a number of representations and warranties in the purchase agreement dated July 2, 2002 pursuant to which the Company sold the Oilfield Services business to NOV (the "Purchase Agreement") and that certain expenses or damages that NOV has incurred or may incur in the future constitute "excluded liabilities" as defined in the Purchase Agreement. NOV alleged that the expected loss range for its indemnity claims was between $16.4 million and $22.0 million. A portion of those indemnity demands (representing aggregate losses of approximately $0.4 million) related to product liability claims. The balance of the indemnity demands related to alleged historical contamination or alleged non-compliance with environmental rules at approximately 26 former Company properties located in both the United States and Canada.

The Company's contractual indemnification obligation to NOV was subject to certain limitations, including the obligation of NOV to bear 50% of any losses relating to environmental matters in excess of the $1.0 million threshold, up to a maximum aggregate loss borne by NOV in respect of such environmental matters of $4.0 million (in addition to the $1.0 million threshold). At the time of the sale in September 2002, the Company had placed $5.0 million of the sale proceeds in escrow to be used to pay for indemnification obligations, should they arise. The $5.0 million in proceeds was included in the gain on the sale of the Oilfield Services business recognized in fiscal year 2002. In the third quarter of fiscal 2004 the Company deemed the $5.0 million receivable of the escrowed sales proceeds to be a doubtful collection, due to the continued inability of the parties to reach an agreement regarding the size of NOV's indemnifiable loss. The $5.0 million reserve, net of income taxes, was recorded in the Consolidated Statement of Operations as a component of loss from discontinued operations.

On November 21, 2006, the Company entered into an agreement settling all of the pending indemnity claims asserted by NOV. In exchange for a complete release of claims and indemnity agreement, the Company agreed to a $7.5 million payment consisting of: a cash payment of approximately $1.1 million; release to NOV of the approximately $5.4 million currently held in escrow (consisting of the $5.0 million of sales proceeds placed in escrow for potential indemnity obligations plus interest); and a $1.0 million note payable in one year. As a result of the settlement, the Company recognized a pre-tax charge through discontinued operations of $2.1 million ($1.4 million after taxes) during its fiscal fourth quarter ended September 30, 2006. Pursuant to the settlement agreement, the Company is absolved of and shall be indemnified for NOV's indemnity claims previously asserted, as well as specified future environmental liabilities relating to the properties transferred to NOV and its affiliates; however, except as set forth in the settlement agreement, the Company continues to be responsible for "excluded liabilities" as defined in the Purchase Agreement.

Thibodaux Litigation. Since September 2004, the Company has been a defendant in litigation pending in District Court in the Parish of Orleans, Louisiana (the "Thibodaux Lawsuit") filed by C.M. Thibodaux Company ("Thibodaux"). Other defendants in the case include Intracoastal Tubular Services, Inc. ("ITCO"), thirty different oil companies (the "Oil Company Defendants"), several insurance companies and four trucking companies. Thibodaux, the owner of industrial property located in Amelia, Louisiana that has historically been leased to tenants conducting oilfield services businesses, contends that the property has been contaminated with naturally occurring radioactive material ("NORM"). NORM is found naturally occurring in the earth, and when pipe is removed from the ground it is not uncommon for the corroded rust on the pipe to contain very small amounts of NORM. The Company's former Oilfield Services business leased a portion of the subject property from Thibodaux. Thibodaux contends that the subject property was contaminated with NORM generated during the servicing of oilfield equipment by the Company and other tenants, and further alleges that the Oil Company Defendants (customers of Thibodaux's tenants) and trucking companies (which delivered tubular goods and other oilfield equipment to the subject property) allowed or caused the uncontrolled dispersal of NORM on Thibodaux's property. Thibodaux seeks recovery from the Defendants for clean-up costs, diminution or complete loss of property values, and other damages. Discovery in the Thibodaux Lawsuit is ongoing, and the Company intends to assert a vigorous defense in this litigation. An adverse judgment against the Company in the lawsuit could have a material adverse effect on the Company's financial condition, results of operations and/or cash flows.

Environmental Remediation. The Comprehensive Environmental Response, Compensation, and Liability Act, as amended ("CERCLA"), also known as "Superfund," and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or the site where the release occurred, and companies that disposed or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances into the environment. The Company, through acquisitions that it has made, is identified as one of many potentially responsible parties ("PRPs") under CERCLA in four claims relating to the following sites: (i) the French Limited site northeast of Houston, Texas; (ii) the Sheridan Disposal Services site near Hempstead, Texas; (iii) the Combe Fill South Landfill site in Morris County, New Jersey; and (iv) the Malone Service Company (MSC) Superfund site in Texas City, Texas.

Active remediation of the French Limited site was concluded in 1996. If the Company is required to contribute to the costs of additional remediation at that site, it is not expected to have a material adverse effect on the Company. With regard to the three remaining Superfund sites, the Company believes it remains responsible for only *de minimus* levels of wastes contributed to those sites, and that there are numerous other PRPs identified at each of these sites that contributed significantly larger volumes of wastes to the sites. The Company expects that its share of any allocated liability for cleanup of the Sheridan Disposal Services site, and the Combe Fill South Landfill site will not be significant, and based on the Company's current understanding of the remedial status of each of these sites, together with its relative position in comparison to the many other PRPs at those sites, the Company does not expect its future environmental liability with respect to those sites to have a material adverse effect on the Company's financial condition, results of operation, and/or cash flows. The Company has been involved in settlement discussions relating to the MSC site, and does not expect its liability with respect to this site to have a material adverse effect on the Company's financial condition.

Tank Failure Claim. In September 2003, the Company's U.K. subsidiary was served by one of its former customers in a lawsuit filed in the High Court of Justice, Queen's Bench Division, Salford Court Registry Division in the U.K. The customer claims that above-ground oil storage tanks that it manufactured with colored resin purchased from the Company between 1997 and 2001 have failed or are expected to fail, and that such failure is the result of the unsatisfactory quality and/or unfitness for purpose of the Company's resin. In pleadings filed with the Court the customer seeks recovery from the Company for the customer's costs incurred in replacing failed tanks, lost profits, pre-judgment interest, legal expenses, and other unspecified damages. The customer is seeking recovery for 1,022 failed tanks as of November 30, 2005, and the customer's forensic accountants contend that the customer's replacement costs and other losses incurred to date by the customer relating to the failed tanks (excluding interest and legal expenses) are approximately $0.8 million. The Company denies that it is liable to the customer, and attributes the alleged defects to tank design flaws, inconsistent and uncontrolled manufacturing processes and procedures, insufficient recordkeeping, and failure to perform routine quality control testing, none of which are the responsibility of the Company. Furthermore, the Company's forensic accountants believe that the customer's forensic accountants' estimate of the customer's costs associated with failed tanks incurred to date is significantly inflated. It is difficult to estimate the number of additional tanks manufactured with the resin at issue that might prematurely fail and for which the customer may seek recovery, based in part on the customer's failure to produce production records and proper evidence of material traceability, and the wide variation in failure rates by tank model as reported by the customer. The failure patterns (including the customer's acknowledgement that certain tank models have extremely high failure rates, while other models manufactured during the same time frame with the same resin have negligible failure rates) strongly support the Company's opinion that the failures are attributed to design defects.

In the event that the Company's colored resin is found to have caused or contributed to the failures, the Company shall be entitled to indemnity for fifty percent (50%) of its damages from the supplier of the base resin used by the Company to manufacture the colored resin. The Company will also be entitled to partial indemnity from its insurance carriers in the event that it is found to have any liability in this case. Both of the Company's insurers have reimbursed a portion of the Company's defense costs, and additional defense cost reimbursements are forthcoming. The case has been scheduled for trial commencing in February 2007. The Company believes that the customer's claims are without merit, and will continue to vigorously defend its position in this case. However, if an adverse judgment is obtained against the Company which is ultimately determined not to be covered by insurance it may have a material adverse effect on the Company's financial condition, results of operations and/or cash flows.

Other Legal Proceedings. The Company is also named as a defendant in certain other lawsuits arising in the ordinary course of business. The outcome of these lawsuits cannot be predicted with certainty, but the Company does not believe they will have a material adverse effect on the Company's financial condition, results of operations, or cash flows.

Note 17 - Discontinued Operations

On September 6, 2002, the Company completed the sale of substantially all of its Oilfield Services business to NOV. On July 31, 2003, the Company sold its remaining Oilfield Services business to Permian Enterprises, Ltd. The Oilfield Services results of operations are presented as discontinued operations, net of income taxes, in the Consolidated Statement of Operations. Legal fees or other expenses incurred related to discontinued operations are expensed as incurred to discontinued operations.

Between May 2003 and March 2004, NOV asserted approximately 30 claims for contractual indemnity ranging from $16.4 million to $22.0 million against the Company in connection with the September 2002 sale of substantially all of the Company's Oilfield Services business. On November 21, 2006, the Company entered into an agreement settling all of the pending indemnity claims asserted by NOV for $7.5 million in exchange for a complete release of claims and indemnity agreement. The $7.5 million payment consisted of: a cash payment of approximately $1.1 million; release to NOV of the approximately $5.4 million currently held in escrow; and a $1.0 million note payable in one year. The funds in escrow were set aside on September 6, 2002, and consist of $5.0 million of the sale proceeds plus interest. The escrowed funds were deemed to be a doubtful collection and a reserve recorded against the $5.0 million during fiscal year 2004 through discontinued operations. As a result of the settlement, the Company recorded a pre-tax charge through discontinued operations of $2.1 million ($1.4 million after taxes) during its fiscal fourth quarter ended September 30, 2006. See Note 16 – "Commitments and Contingencies" for further discussion of the NOV settlement. The loss from discontinued operations during fiscal year 2005 related to legal fees and other expenses incurred by the Company associated with discontinued operations.

Loss on disposition of the Oilfield Services business was $1.4 million, $0 and $3.3 million for fiscal years 2006, 2005, and 2004, respectively.

Note 18 - Supplemental Cash Flow Information

During fiscal years 2006, 2005 and 2004, the Company issued to employees $0.3 million, $0.2 million, and $0.1 million worth of Common Stock, respectively, in connection with the Company's domestic 401(k) defined contribution plan. At September 30, 2006, 2005 and 2004, the Company had accrued $0.5 million, $0.3 million, and $0.3 million, respectively, in connection with the Company's domestic 401(k) defined contribution plan. See Note 15 – "Employee Benefit Plans."

As discussed in Note 17 – "Discontinued Operations," in connection with the settlement agreement with NOV, the Company and NOV agreed to a $1.0 million note payable due in November 2007 as part of the $7.5 million settlement.

Note 19 - Operations Information

The following table provides revenue by point of origin and long-lived assets by location as of and for years ended September 30:

	2006	2005	2004
		(Dollars in thousands)	
Revenues:			
Holland	$45,550	$45,186	$31,845
Italy	32,641	30,249	26,308
Other Foreign	108,301	107,504	102,314
Total Foreign	186,492	182,939	160,467
United States	137,839	113,667	97,058
	$324,331	$296,606	$257,525

	2006	2005
	(Dollars in thousands)	
Long-Lived Assets		
Holland	$7,682	$8,109
Other Foreign	21,618	22,939
Total Foreign	29,300	31,048
United States	30,781	27,561
	$60,081	$58,609

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign revenue is based on the country in which the legal subsidiary is domiciled. Long-lived assets include net property, plant and equipment, goodwill and other long-term assets (excluding long-term deferred tax assets).

Note 20 – Segment Information

The Company's management structure and reportable segments are organized into five business segments defined as ICO Polymers North America, ICO Brazil, Bayshore Industrial, ICO Europe and ICO Courtenay - Australasia. This organization is consistent with the way information is reviewed and decisions are made by executive management.

ICO Polymers North America, ICO Brazil, ICO Europe and ICO Courtenay - Australasia primarily produce competitively priced engineered polymer powders for the rotational molding industry as well as other specialty markets for powdered polymers, including masterbatch and concentrate producers, users of polymer-based metal coatings, and non-woven textile markets.

Additionally, these segments provide specialty size reduction services on a tolling basis ("tolling" refers to processing customer owned material for a service fee). The Bayshore Industrial segment designs and produces proprietary concentrates, masterbatches and specialty compounds, primarily for the plastic film industry, in North America and in selected export markets. The Company's European segment includes operations in France, Holland, Italy, Sweden (closed during 2004) and UK. The Company's Australasia segment includes operations in Australia, Malaysia and New Zealand. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies" in Note 1.

Fiscal Year Ended September 30, 2006	Revenue From External Customers	Inter-Segment Revenues	Operating Income (Loss)	Depreciation and Amortization	Impairment, Restructuring and Other Costs [a]	Expenditures for Additions to Long-Lived Assets
			(Dollars in thousands)			
ICO Europe	$129,372	$339	$6,021	$3,024	$63	$880
Bayshore Industrial	93,005	22	14,843	1,659	–	3,675
ICO Courtenay-Australasia	47,819	–	2,412	983	–	813
ICO Polymers North America	44,834	4,359	5,037	1,349	55	2,235
ICO Brazil	9,301	–	(459)	211	–	151
Total from Reportable Segments	324,331	4,720	27,854	7,226	118	7,754
Corporate	–	–	(5,682)	160	–	326
Stock Option Expense	–	–	(857)	–	–	–
Total	$324,331	$4,720	$21,315	$7,386	$118	$8,080

Fiscal Year Ended September 30, 2005	Revenue From External Customers	Inter-Segment Revenues	Operating Income (Loss)	Depreciation and Amortization	Impairment, Restructuring and Other Costs [a]	Expenditures for Additions to Long-Lived Assets
			(Dollars in thousands)			
ICO Europe	$126,986	$499	$4,201	$3,516	$378	$1,330
Bayshore Industrial	73,078	392	8,881	1,650	–	572
ICO Courtenay-Australasia	47,670	–	2,910	908	–	1,020
ICO Polymers North America	40,589	2,284	771	1,264	110	2,046
ICO Brazil	8,283	–	(951)	176	–	41
Total from Reportable Segments	296,606	3,175	15,812	7,514	488	5,009
Corporate	–	–	(6,934)	258	–	30
Stock Option Expense	–	–	(673)	–	–	–
Total	$296,606	$3,175	$8,205	$7,772	$488	$5,039

Fiscal Year Ended September 30, 2004	Revenue From External Customers	Inter-Segment Revenues	Operating Income (Loss)	Depreciation and Amortizatio n	Impairment, Restructuring and Other Costs [a]	Expenditures for Additions to Long-Lived Assets
			(Dollars in thousands)			
ICO Europe	$112,554	$421	$2,400	$3,680	$672	$1,178
Bayshore Industrial	60,285	–	5,511	1,720	–	602
ICO Courtenay-Australasia	40,640	–	3,999	719	–	1,760
ICO Polymers North America	36,773	2,057	1,444	1,345	100	827
ICO Brazil	7,273	–	118	139	–	108
Total from Reportable Segments	257,525	2,478	13,472	7,603	772	4,475
Corporate	–	–	(7,577)	393	82	250
Stock Option Expense	–	–	(679)	–	–	–
Total	$257,525	$2,478	$5,216	$7,996	$854	$4,725

Total Assets	As of September 30, 2006 (c)	As of September 30, 2005 (c)
	(Dollars in thousands)	
ICO Europe	$81,330	$70,793
Bayshore Industrial	39,421	31,534
ICO Courtenay-Australasia	31,859	31,945
ICO Polymers North America	23,702	22,527
ICO Brazil	4,412	4,909
Total from Reportable Segments	180,724	161,708
Other [b]	17,237	2,547
Total	$197,961	$164,255

(a) Impairment, restructuring and other costs are included in operating income (loss).
(b) Consists of unallocated Corporate assets.
(c) Includes goodwill of $4.1 million and $4.3 million for ICO Courtenay – Australasia as of September 30, 2006 and 2005, respectively and $4.5 million for Bayshore Industrial as of September 30, 2006 and 2005.

A reconciliation of total reportable segment operating income to income from continuing operations before income taxes is as follows:

	Fiscal Years Ended September 30,		
	2006	2005	2004
	(Dollars in thousands)		
Reportable segments operating income	$27,854	$15,812	$13,472
Corporate and stock option expense	(6,539)	(7,607)	(8,256)
Consolidated operating income	21,315	8,205	5,216
Other income (expense):			
Interest expense, net	(2,091)	(2,836)	(2,663)
Other	75	(149)	(35)
Income from continuing operations before income taxes	$19,229	$5,220	$2,518

Note 21 – Selected Quarterly Financial Information (Unaudited)

The following table presents selected financial information for each quarter in the fiscal years ended September 30, 2006 and September 30, 2005, respectively.

	Three Months Ended			
	December 31, 2005 (restated)	March 31, 2006 (restated)	June 30, 2006 (restated)	September 30, 2006
	(Dollars in thousands, except per share data)			
Revenues	$75,113	$79,543	$82,444	$87,231
Impairment, restructuring and other costs	118	–	–	–
Operating income	5,013	4,851	5,919	5,532
Income from continuing operations	3,095	2,982	4,111	3,275
Loss from discontinued operations	(33)	–	(19)	(1,407)
Net income	$3,062	$2,982	$4,092	$1,868
Basic income per share				
Income from continuing operations, as restated	$.10	$.10	$.14	$.11
Loss from discontinued operations	–	–	–	(.05)
Basic net income per common share, as restated	$.10	$.10	$.14	$.05
Diluted income per share				
Income from continuing operations, as restated	$.10	$.09	$.13	$.10
Loss from discontinued operations	–	–	–	(.05)
Diluted net income per common share, as restated	$.10	$.09	$.13	$.05
Basic weighted average shares outstanding	25,559,000	25,663,000	25,739,000	25,761,000
Diluted weighted average shares outstanding, as restated	25,738,000	26,230,000	26,512,000	26,543,000

Earnings per common share as previously reported:

Basic income per share			
Income from continuing operations	$.12	$.12	$.16
Loss from discontinued operations	–	–	–
Basic net income per common share	$.12	$.12	$.16
Diluted income per share			
Income from continuing operations	$.11	$.10	$.14
Loss from discontinued operations	–	–	–
Diluted net income per common share	$.10	$.10	$.14
Basic weighted average shares outstanding	25,559,000	25,663,000	25,739,000
Diluted weighted average shares outstanding	29,272,600	29,764,600	30,046,600

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended			
	December 31, 2004 (restated)	March 31, 2005 (restated)	June 30, 2005 (restated)	September 30, 2005 (restated)
	(Dollars in thousands, except per share data)			
Revenues	$71,430	$78,135	$75,762	$71,279
Impairment, restructuring and other costs	321	22	-	145
Operating income	2,201	2,182	1,307	2,515
Income from continuing operations	1,390	1,022	19	2,571
Loss from discontinued operations	(177)	(143)	(63)	(114)
Net income (loss)	$1,213	$879	$(44)	$2,457
Basic income (loss) per share				
Income (loss) from continuing operations, as restated	$.03	$.02	$(.02)	$.08
Loss from discontinued operations	(.01)	(.01)	-	-
Basic net income (loss) per common share, as restated	$.03	$.01	$(.02)	$.08
Diluted income (loss) per share				
Income (loss) from continuing operations, as restated	$.03	$.02	$(.02)	$.08
Loss from discontinued operations, as restated	(.01)	(.01)	-	-
Diluted net income (loss) per common share, as restated	$.03	$.01	$(.02)	$.07
Basic weighted average shares outstanding	25,387,000	25,436,000	25,455,000	25,490,000
Diluted weighted average shares outstanding, as restated	25,744,000	25,920,000	25,750,000	25,850,000
Earnings per common share as previously reported:				
Basic income (loss) per share				
Income from continuing operations	$.06	$.04	$ -	$.10
Loss from discontinued operations	(.01)	(.01)	-	-
Basic net income per common share	$.05	$.03	$ -	$.10
Diluted income (loss) per share				
Income from continuing operations	$.05	$.03	$ -	$.09
Loss from discontinued operations	(.01)	-	-	-
Diluted net income per common share	$.04	$.03	$ -	$.08
Basic weighted average shares outstanding	25,387,000	25,436,000	25,455,000	25,490,000
Diluted weighted average shares outstanding	29,278,600	29,454,600	29,284,600	29,384,600

The sum of the quarterly earnings per share may not equal the annual earnings per share because each quarter's per share is individually calculated using a different number of weighted average shares outstanding.

See Note 2 "Restatement of Previously Reported Earnings per Share" for further discussion of the restatement of previously reported earnings per share.

SCHEDULE I—CONDENSED FINANCIAL INFORMATION
ICO, Inc. (Parent Company Only)
Condensed Balance Sheets

	September 30,	
	2006	2005
ASSETS	(Dollars in thousands)	
Cash and cash equivalents	$6	$6
Current deferred tax asset	1,772	2,090
Other current assets	20	-
Total current assets	1,798	2,096
Investment in subsidiaries	96,397	78,632
Total assets	$98,195	$80,728
LIABILITIES, STOCKHOLDERS' EQUITY AND ACCUMULATED OTHER COMPREHENSIVE LOSS		
Current portion of long-term debt	$28	$6
Income taxes payable	3,982	1,135
Total current liabilities	4,010	1,141
Long-term debt, net of current portion	389	399
Deferred income taxes	2,079	2,098
Total liabilities	6,478	3,638
Stockholders' equity:		
Preferred Stock	13	13
Common Stock	45,087	44,265
Additional paid-in capital	104,844	104,134
Accumulated other comprehensive loss	(154)	(1,245)
Accumulated deficit	(58,073)	(70,077)
Total stockholders' equity	91,717	77,090
Total liabilities and stockholders' equity	$98,195	$80,728

See accompanying note to condensed financial statements.

ICO, Inc. (Parent Company Only)
Condensed Statement of Operations

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in thousands)		
Revenues	$ -	$ -	$ -
Cost of goods sold and services	-	-	-
Stock option expense	857	673	679
Operating loss	(857)	(673)	(679)
Equity in subsidiary earnings	16,168	5,017	(4,220)
Interest expense	(31)	(34)	(34)
Net income (loss) before income taxes	15,280	4,310	(4,933)
Provision (benefit) for income taxes	3,276	(195)	(5,190)
Net income	$12,004	$4,505	$ 257

See accompanying note to condensed financial statements.

ICO, Inc. (Parent Company Only)
Condensed Statement of Cash Flows

	Years Ended September 30,		
	2006	2005	2004
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income	$12,004	$4,505	$257
Stock option compensation expense	857	673	679
Equity in subsidiary earnings	(16,168)	(5,017)	4,220
Changes in assets and liabilities providing/(requiring) cash:			
Income taxes payable	2,847	2,489	175
Deferred taxes	300	493	(1,931)
Other	(20)	-	-
Net cash provided by (used for) operating activities	(180)	3,143	3,400
Cash flows used for investing activities:			
Investment in subsidiary	(254)	(3,350)	(3,543)
Net cash used for investing activities	(254)	(3,350)	(3,543)
Cash flows provided by financing activities:			
Common stock transactions	422	214	149
Net debt borrowings/(repayments)	12	(7)	(6)
Net cash provided by financing activities	434	207	143
Net increase (decrease) in cash and equivalents	-	-	-
Cash and cash equivalents at beginning of period	6	6	6
Cash and cash equivalents at end of period	$6	$6	$6

See accompanying note to condensed financial statements.

ICO, Inc. (Parent Company Only)
Note to Condensed Financial Statements

(1) Basis of Presentation

ICO, Inc. (the "Company") is a holding company that conducts substantially all of its business operations through its subsidiaries. Under the terms of agreements governing indebtedness of certain subsidiaries of the Company, such subsidiaries are restricted from making dividend payments, loans or advances to the Company. These restrictions resulted in restricted net assets (as defined in Rule 4-03(e)(3) of Regulation S-X) of the Company's subsidiaries exceeding 25% of the consolidated net assets of the Company and its subsidiaries. Accordingly, these condensed financial statements have been presented on a "parent company only" basis. Under a parent company only presentation, the Company's investment in its consolidated subsidiaries are presented under the equity method of accounting.

The financial statements of ICO, Inc. (Parent Company Only) summarize the results of operations for the years ended September 30, 2006, 2005 and 2004. The ICO, Inc. (Parent Company Only) financial statements should be read in conjunction with the ICO, Inc. consolidated financial statements.

ICO, Inc.
Schedule II – Valuation and Qualifying Accounts
(in thousands)

Classifications	Balance at Beginning of Year	Charged (credited) to Expenses	Additions/ (Deductions)	Balance at End of Year
Year ended September 30, 2006:				
Allowance for uncollectible accounts - trade receivables	$2,144	$555	$(190)	$2,509
Deferred tax valuation allowance	3,115	(842)	—	2,273
Year ended September 30, 2005:				
Allowance for uncollectible accounts - trade receivables	$2,026	$310	$(192)	$2,144
Deferred tax valuation allowance	4,169	(1,054)	—	3,115
Year ended September 30, 2004:				
Allowance for uncollectible accounts - trade receivables	$2,047	$34	$(55)	$2,026
Deferred tax valuation allowance	6,269	(2,100)	—	4,169


OPERATING INCOME
$21.3
$8.2
$5.2
2002
2003
2004
2005
2006
$(9.1)
$(22.6)


REVENUES
$ 324.3
$ 296.6
$ 257.5
$ 206.6
$ 181.5
2002
2003
2004
2005
2006


*ROIC %
18.1%
6.2%
7.5%
-3.8%
-23.2%
20%
10%
0%
-10%
-20%
-30%
2002
2003
2004
2005
2006

* Return On Invested Capital

CORPORATE INFORMATION

DIRECTORS:

- Gregory T. Barmore
  Chairman of the Board, ICO, Inc.
  Retired Chairman and CEO, General Electric Capital Mortgage Corp. Director, NovaStar Financial, Inc.
- Jon C. Biro
  Chief Financial Officer and Treasurer, ICO, Inc.
- Eric O. English
  Partner, Rosolution Counsel, LLP
- David E. K. Frischkorn, Jr.
  Managing Director, Dahlman Rose Weiss, LLC
- Daniel R. Gaubert
  Retired Chief Financial Officer, McDermott International, Inc.
  Retired Chief Accounting Officer, Kellogg Brown and Root, Inc.
- John F. Gibson
  Chief Executive Officer, Integral Wealth Management
- A. John Knapp, Jr.
  President and Chief Executive Officer, ICO, Inc.
- Charles T. McCord, III
  General Partner, McCord Production, Ltd.
- Warren W. Wilder
  Senior Vice President - Olefins, Westlake Chemical Corporation

EXECUTIVE OFFICERS:

- A. John Knapp, Jr.
  President and Chief Executive Officer
- Jon C. Biro
  Chief Financial Officer and Treasurer
- Bradley T. Leuschner
  Chief Accounting Officer
- Charlotte Fischer Ewart
  General Counsel and Secretary

DIVISIONAL PRESIDENTS:

- Stephen Barkmann
  President, Bayshore Industrial
- Eric Parsons
  President, ICO Polymers North America
- Derek Bristow
  President, ICO Europe
- Dario Masutti
  President, ICO Courtenay-Australasia

STOCK EXCHANGE LISTING:
NASDAQ Global Market
Symbol: ICOC

INDEPENDENT ACCOUNTANTS:
PricewaterhouseCoopers LLP

TRANSFER AGENT & REGISTRAR:
Computershare

FORM 10-K:
A copy of the Company's annual report to the Securities and Exchange Commission (Form 10-K) is included in this publication. Additional copies are available at no charge by contacting:
ICO, Inc.
1811 Bering Dr. Suite 200
Houston, TX 77057
PH: 713.351.4100
FX: 713.335.2201

INVESTOR RELATIONS CONTACT:
Jon C. Biro
713.351.4100

WEBSITE:
www.icopolymers.com

Certain matters in this report, including the letter to shareholders, employees, and other stakeholders, are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding trends in the marketplace and potential future results. The forward-looking statements also include risks and uncertainties, including, but not limited to, restrictions imposed by the Company's outstanding indebtedness, changes in the cost and availability of polymers, demand for the Company's services and products, business cycles and other industry conditions, the Company's ability to manage inventory and to develop technology and proprietary know-how, the Company's lack of asset diversification, its ability to attract and retain key personnel, litigation risks, international risks, operational risks, and other factors detailed in the Company's form 10-K for the fiscal year ended September 30, 2006. The factors discussed herein and expressed from time to time in the Company's filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this report, and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

ICO

THE GLOBAL PROVIDER OF
POLYMER COMPOUNDING,
SIZE REDUCTION AND
SPECIALTY SERVICES

CORPORATE OFFICE:
1811 BERING DR.
SUITE 200
HOUSTON, TX 77057
TEL: 713.351.4100
WWW.ICOPOLYMERS.COM

WORLDWIDE:

AUSTRALIA
BRAZIL
FRANCE
ITALY
MALAYSIA
THE NETHERLANDS
NEW ZEALAND
UNITED ARAB EMIRATES
UNITED KINGDOM
UNITED STATES

END